Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134111

PROSPECTUS

LSB INDUSTRIES, INC.

2,542,500 Shares of Common Stock

The shares of our common stock covered by this prospectus will be offered and sold by the Selling Security Holders named in this prospectus or in any amendment or supplement to this prospectus. See “Selling Security Holders” beginning on page 25. All of the shares of common stock included in this prospectus were issued by us to the Selling Security Holders in connection with the conversion by the Selling Security Holders of all of our outstanding 7% Convertible Senior Subordinated Debentures due 2011 (“7% debentures”). We will not receive any of the proceeds from the sale by the Selling Security Holders of these securities.

Our common stock is listed on the American Stock Exchange (“AMEX”) under the symbol “LXU.” The last reported sale price of our common stock on the AMEX on August 13, 2007 was $22.33 per share.

The Selling Security Holders may sell the securities offered by this prospectus from time to time on any exchange on which our shares of common stock are listed. They may also sell the securities covered by this prospectus in private sales or through dealers or agents. The Selling Security Holders may sell the securities covered by this prospectus at prevailing market prices or at prices negotiated with buyers. The Selling Security Holders will be responsible for any commissions due to brokers, dealers or agents. We will pay all expenses of the registration of the shares of common stock and certain other expenses as set forth in the registration rights agreement described in this prospectus.

Investing in our common stock involves risks.
See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 27, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission. The securities described in this prospectus may be offered and sold by the Selling Security Holders using this prospectus from time to time as described the “Plan of Distribution” beginning on page 27. You should carefully read this prospectus and the information described under the heading “Incorporation by Reference” beginning on page 10 and “Where You Can Find More Information” on page 11.

This prospectus describes the shares of our common stock included in the registration statement. Such shares of common stock were issued upon the conversion of $18 million principal amount of our 7% debentures, which 7% debentures were included in the registration statement. Because all such 7% debentures have been converted, and no 7% debentures remain outstanding, this prospectus excludes a description of the terms and conditions relating to the 7% debentures and includes only information with respect to the common stock issued upon the conversion of the 7% debentures.

You should rely only on the information contained in, or incorporated by reference in, this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

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PROSPECTUS SUMMARY

This summary highlights certain information concerning our business and this offering. It does not contain all of the information that may be important to you and to your investment decision and is qualified in its entirety by, and should be read in conjunction with, the more detailed information about us and the common stock in this prospectus, including the section entitled “Risk Factors,” along with our business information, our financial information and other documents incorporated by reference in this prospectus.

LSB Industries, Inc.

LSB Industries, Inc. (the “Company,” “we,” “us,” or “our”) was formed in 1968 as an Oklahoma corporation, and became a Delaware corporation in 1977. We are a diversified holding company operating through our subsidiaries. Our wholly-owned subsidiary, ThermaClime, Inc. (“ThermaClime”) through its subsidiaries, owns substantially all of our core businesses consisting of the:

•
Climate Control Business, which is engaged in the manufacturing and selling of a broad range of heating, ventilation and air conditioning products used in commercial and residential new building construction, renovation of existing buildings and replacement of existing systems; and

•	Chemical Business, which is engaged in the manufacturing and selling of chemical products produced from three plants in Texas, Arkansas and Alabama for the industrial, mining and agricultural markets.

Company Information

Our executive offices are located at 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107, telephone (405) 235-4546. Our Web site is located at www.lsb-okc.com. The information on our Web site is not part of this prospectus and should not be considered in your decision to invest in our common stock.

THE OFFERING

Issuer	LSB Industries, Inc.

Selling Security Holders
The securities to be offered and sold using this prospectus will be offered and sold by the Selling Security Holders named in this prospectus, or in any amendment or supplement to this prospectus. See “Selling Security Holders.”

Securities covered by this prospectus
The $18,000,000 aggregate principal amount of our 7% debentures that were included in the original prospectus included in the registration statement were converted prior to the date of this prospectus into shares of common stock. In connection with certain of the prior conversions, we agreed to pay certain holders interest through the next interest payment date following the date of conversion, although the 7% debentures owned by them were converted prior to such time. No 7% debentures remain outstanding as of the date of this prospectus.

2,542,500 shares of common stock, par value $0.10 per share. Of such number, 2,542,288 shares of common stock covered by this prospectus were issued by us upon conversion of the $18,000,000 aggregate principal amount of the 7% debentures.

No proceeds	We will not receive any proceeds from the sale made from time to time under this prospectus by the Selling Security Holders of the common stock. See “No Proceeds.”

Registration rights
We entered into a registration rights agreement with each Selling Security Holder and filed a registration statement with the SEC covering the resale of the 7% debentures and the common stock issuable upon conversion of the 7% debentures. The registration statement was declared effective by the SEC on May 26, 2006. We agreed to use commercially reasonable efforts to keep the registration statement effective until the earlier of the date that all registrable securities have ceased to be registrable securities or three years following the closing of the issuance of the 7% debentures, which is March 3, 2009. We filed a post-effective amendment no. 1 to the registration statement on April 10, 2007, which was declared effective on April 18, 2007. This prospectus is part of the registration statement contained in the post-effective amendment no. 2 to the registration statement, which was declared effective on August 27, 2007.  See “Registration Rights.”

American Stock Exchange Symbol for our common stock	Our common stock is quoted on the AMEX under the symbol “LXU.”

Transfer Agent for our common stock	UMB Bank, n.a.

Risk Factors	You should read the “Risk Factors” section, beginning on page 3 of this prospectus, to understand the risks associated with an investment in our common stock.

RISK FACTORS

Investing in the common stock involves risks. You should carefully consider the risks described below before investing in the common stock. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations in the future. If any of the following risks actually occur, our business, financial condition or results of operations could be materially harmed. You should also refer to other information included and incorporated by reference in this prospectus

Risks related to us and our business

Cost and availability of raw materials could materially affect our profitability and liquidity.

Our chemical business’ sales and profits are heavily affected by the costs and availability of its primary raw materials. Anhydrous ammonia and natural gas, which are purchased from unrelated third parties, represent the primary raw material feedstocks in the production of most of the products of the chemical business. The primary material utilized in anhydrous ammonia production is natural gas, and fluctuations in the price of natural gas have a significant effect on the cost of anhydrous ammonia. Historically, there has been volatility in the cost of anhydrous ammonia and natural gas, and in many instances we were unable to increase our sales prices to cover all of the higher anhydrous ammonia and natural gas costs incurred. Although our chemical business has a program to enter into contracts with certain customers that provide for the pass-through of raw material costs, we have a substantial amount of sales by the chemical business that do not provide for these pass-throughs. Thus, in the future, our chemical business may not be able to pass along to all of its customers the full amount of increases in anhydrous ammonia and natural gas costs. We have suspended in the past, and may in the future suspend, production at our chemical facilities due to, among other things, the high cost or unavailability of such primary raw materials. Accordingly, our results of operations and financial condition have in the past been, and could in the future be, materially affected by cost increases or unavailability of such raw materials, including anhydrous ammonia and natural gas. We are unable to predict, as of the date of this prospectus, the impact, if any, to us and our earnings if the price of anhydrous ammonia and natural gas is high and we are unable to increase our sales prices to cover the full amount of the high cost of these raw materials.

In addition, our climate control business depends on raw materials such as copper and steel, which have recently shown considerable price volatility. While we periodically enter into fixed-price contracts on copper to hedge against price increases, there can be no assurance that our climate control business will effectively manage against price fluctuations in copper and other raw materials or that future price fluctuations in copper and other raw materials will not have an adverse effect on our financial condition, liquidity and results of operations. Our climate control business depends on certain suppliers to deliver the key components that are required in the production of its products. Any disruption in such supply could result in lost production or delayed shipments, which could materially affect our operations and cash flow.

In recent years our chemical business has been unable to generate significant positive cash flows.

Due, in part, to lower than optimum sales levels, margin problems and extensive capital expenditures, our chemical business has not generated significant positive cash flows in recent years. Continuing significant cash flow expenditures by this business could have a material adverse effect on our financial condition and liquidity.

Our climate control business and its customers are sensitive to economic cycles.

Our climate control business is affected by cyclical factors, such as interest rates, inflation and economic downturns. Our climate control business depends on sales to customers in the commercial construction and renovation industries, which are particularly sensitive to these factors. A decline in the economic activity in the United States has in the past, and could in the future, have a material adverse effect on our customers in the commercial construction and renovation industries in which our climate control business sells a substantial amount of its products. Such a decline could result in a decrease in revenues and profits, and an increase in bad debts, in our climate control business.

Weather conditions adversely affect our chemical business.

The agricultural products produced and sold by our chemical business have in the past been, and continue in the future to be, materially affected by adverse weather conditions outside our control (such as excessive rains or drought) in the primary markets for our fertilizer and related agricultural products. If any of these unusual weather events occur during the primary seasons for sales of our agricultural products (March-June and September-November), this could have a material adverse effect on the agricultural sales of our chemical business and our financial condition and results of operation.

Environmental and regulatory matters entail significant risk for us.

Our chemical business is subject to numerous environmental laws and regulations. The manufacture and distribution of chemical products are activities which entail environmental risks and impose obligations under environmental laws and regulations, many of which provide for substantial fines and potential criminal sanctions for violations. Our chemical business has in the past, and may in the future, be subject to fines, penalties and sanctions for violations of environmental laws and substantial expenditures for cleanup costs and other liabilities relating to the handling, manufacture, use, emission, discharge or disposal of pollutants or other substances at or from the chemical business’ facilities. Further, a number of our chemical business’ facilities are dependent on environmental permits to operate, the loss of which could have a material adverse effect on its operations and our financial condition.

We may be required to expand our security procedures and install additional security equipment for our chemical business in order to comply with the Homeland Security Act of 2002 and possible future government regulation.

The chemical industry in general, and producers and distributors of ammonium nitrate specifically, are scrutinized by the government, industry and public on security issues. Under the Homeland Security Act of 2002, as well as current and proposed regulations, we may be required to incur substantial additional costs relating to security at our chemical facilities and distribution centers and security for the transportation of our products. These costs could have a material impact on our financial condition and results of operations.

A substantial portion of our sales is dependent upon a limited number of customers.

During 2006, six customers of our chemical business accounted for 54% of the net sales of our chemical business and 29% of our consolidated sales, and our climate control business had one customer that accounted for 16% of the net sales of our climate control business and 7% of our consolidated sales. The loss of, or a material reduction in purchase levels by, one or more of these customers could have a material adverse effect on our business and our results of operations, financial condition and liquidity if we are unable to replace a customer on substantially similar terms.

Our working capital requirements fluctuate because of the seasonal nature of our chemical business’ agricultural products.

Because of the seasonal nature of our chemical business’ agricultural products, our working capital requirements are significantly higher at certain times of the year due to increases in inventories of ammonium nitrate, UAN and other agricultural products prior to the beginning of each planting season. If additional working capital is required and not available under our revolving credit facility, this could have a negative impact on our other operations, including our climate control business.

There is intense competition in the climate control and chemical industries.

Substantially all of the markets in which we participate are highly competitive with respect to product quality, price, design innovations, distribution, service, warranties, reliability and efficiency. We compete with a number of established companies that have greater financial, marketing and other resources than we have and are less highly leveraged than we are. Competitive factors could require us to reduce prices or increase spending on product development, marketing and sales that would have a material adverse effect on our business, results of operation and financial condition.

We are effectively controlled by the Golsen Group.

Jack E. Golsen, our Chairman of the Board and CEO, members of his immediate family (spouse and children), including Barry H. Golsen, our Vice Chairman and President, entities owned by them and trusts for which they possess voting or dispositive power as trustee (the “Golsen Group”) owned as of July 26, 2007, an aggregate of 3,447,423 shares of our common stock and 1,020,000 shares of our voting preferred stock (1,000,000 of which shares have .875 votes per share, or 875,000 votes), which together represented approximately 20.9% of the voting power of our issued and outstanding voting securities as of that date. At such date, the Golsen Group also beneficially owned options, rights and other convertible preferred stock that allowed its members to acquire an additional 392,926 shares of our common stock within 60 days of July 26, 2007. If the Golsen Group were to acquire the additional 392,926 shares of common stock, the Golsen Group would, in the aggregate, beneficially own 4,735,349 shares of voting securities, representing approximately 22.4% of the issued and outstanding shares of our voting securities (common and preferred). Thus, the Golsen Group may be considered to effectively control us. As a result, the ability of other stockholders to influence our management and policies could be limited.

Of the additional 392,926 shares that may be acquired by the Golsen Group, 99,926 are issuable upon conversion of 23,083 shares of Series 2 Preferred owned by members of the Golsen Group. We have issued a notice of redemption of all of the outstanding shares of our Series 2 Preferred, with a redemption date scheduled for August 27, 2007. If the Golsen Group elects to convert all shares of Series 2 Preferred in accordance with the redemption notice prior to the redemption date, the Golsen Group would be issued 99,926 shares of our common stock as a result thereof. If the Golsen Group does not elect to convert any of its shares of Series 2 Preferred, all such shares will be redeemed by us for cash. See “Recent Developments” and “Description of Capital Stock - Recent developments regarding Series 2 Preferred.”

Loss of key personnel could negatively affect our business.

We believe that our performance has been and will continue to be dependent upon the efforts of our principal executive officers. We cannot promise you that our principal executive officers will continue to be available. Jack E. Golsen has an employment agreement with us. No other principal executive has an employment agreement with us. The loss of one or more of our principal executive officers could have a material adverse effect on us. We believe that our future success will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel.

We may have inadequate insurance.

While we maintain liability insurance, including certain coverage for environmental contamination, it is subject to coverage limits and policies may exclude coverage for some types of damages. Although there may currently be sources from which such coverage may be obtained, it may not continue to be available to us on commercially reasonable terms or the possible types of liabilities that may be incurred by us may not be covered by our insurance. In addition, our insurance carriers may not be able to meet their obligations under the policies or the dollar amount of the liabilities may exceed our policy limits. Even a partially uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Our warranty claims are not generally covered by our insurance.

The development, manufacture, sale and use of products by our climate control business involve a risk of warranty and product liability claims. Warranty claims are not generally covered by our product liability insurance and there may be types of product liability claims that are not covered by our product liability insurance. A successful warranty or product liability claim not covered by our insurance could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We have not paid dividends on our outstanding common stock in many years and have a substantial amount of accrued and unpaid dividends on our outstanding series of cumulative preferred stock.

We have not paid cash dividends on our outstanding common stock in many years, and since January 1, 1999, through December 31, 2005, we did not pay any accrued dividends on our outstanding cumulative preferred stock. We intend to retain most of our future earnings, if any, to provide funds for our operations and/or expansion of our business. However, during each quarter in 2006, our board of directors declared nominal dividends on certain outstanding series of our preferred stock, as follows: $.10 per share on the then outstanding shares of our Series 2, $3.25 Convertible, Exchangeable Class C Preferred Stock, no par value (“Series 2 Preferred”), $.37 per share on our outstanding Series B 12% Cumulative Convertible Preferred (“Series B Preferred”), and $.31 per share on our outstanding convertible, noncumulative preferred stock (“Noncumulative Preferred”). These dividends are not for the full amount of the required quarterly dividends pursuant to the terms of our outstanding series of preferred stock. We have not paid any dividends on our outstanding preferred stock in 2007.

As of July 26, 2007, there were approximately $7.1 million of accrued and unpaid dividends on our outstanding preferred stock. We have given notice of redemption of all outstanding shares of our Series 2 Preferred. Except with respect to shares of our Series 2 Preferred that are converted on or prior to August 17, 2007, we intend to pay the accrued and unpaid dividends on our outstanding preferred stock utilizing a portion the net proceeds of our sale of $60.0 million aggregate principal amount of our 5.5% Convertible Senior Subordinated Debentures due 2012 (the “5.5% debentures”), which was completed on June 28, 2007, including approximately $2.1 million of accrued and unpaid dividends on our Series B Preferred and our Series D, 6% Cumulative, Convertible Class C Preferred Stock, no par value (“Series D Preferred”), all of which are owned by the Golsen Group. In addition, on July 12, 2007, we mailed a notice of redemption to all holders of record of our Series 2 Preferred. The redemption date is scheduled for August 27, 2007, and the redemption price is $50.00 per share of Series 2 Preferred, plus $26.25 per share in accrued and unpaid dividends pro-rata to the date of redemption, except no accrued and unpaid dividends will be paid on the shares of Series 2 Preferred converted into common stock. The Series 2 Preferred will be redeemed using a portion of the proceeds from our issuance of the 5.5% debentures.

There are no assurances that we will in the future pay any additional quarterly dividends on any of our outstanding shares of preferred stock. We do not anticipate paying cash dividends on our outstanding common stock in the foreseeable future, and until all accrued and unpaid dividends are paid on, or no dividends are required to be paid on, our outstanding cumulative preferred stock, no dividends may be paid on our common stock. In the event of our liquidation, winding up or dissolution, there can be no distributions on our common stock until all of the liquidation preference and stated value amounts of our outstanding preferred stock and all accrued and unpaid dividends due on our outstanding cumulative preferred stock are paid in full. Further, not paying all of cumulative accrued dividends on our outstanding preferred stock could adversely affect the marketability of our common stock and our ability to raise additional equity capital.

Terrorist attacks and other acts of violence or war, including the military conflict in Iraq and natural disasters (such as hurricanes), have and could negatively impact U.S. and foreign companies, the financial markets, the industries where we operate and our operations and profitability.

Terrorist attacks and natural disasters (such as hurricanes) have in the past, and can in the future, negatively affect our operations and your investment. We cannot predict further terrorist attacks and natural disasters in the United States and elsewhere. These attacks or natural disasters have contributed economic instability in the United States and elsewhere, and further acts of terrorism, violence, war or natural disasters could further affect the industries where we operate, our ability to purchase raw materials, and our business, results of operations and financial condition. In addition, terrorist attacks and natural disasters may directly impact our physical facilities, especially our chemical facilities, or those of our suppliers or customers and could impact our sales, our production capability and our ability to deliver products to our customers. In the past, hurricanes affecting the Gulf Coast of the United States have resulted in damages to, or shutdown of, the gas pipeline to our Cherokee facility, resulting in that facility being shut down for several weeks. Terrorist attacks or hostilities or natural disasters and their consequences are unpredictable, and we may not be able to foresee events that could have an adverse effect on our operations or your investment.

Our net loss carryovers are subject to various limitations and have not been approved by the Internal Revenue Service.

Our net loss carryovers have resulted from certain losses in prior years, and we anticipate they may be used to reduce the federal income tax payments which we would otherwise be required to make with respect to income, if any, generated in future years. We had available regular-tax net operating loss carryovers of approximately $51.2 million at December 31, 2006. The use of the net operating loss carryovers is, however, subject to certain limitations and will expire to the extent not utilized beginning in 2019. In addition, the amount of these carryovers has not been audited or approved by the Internal Revenue Service, and, accordingly, the amount of such carryovers could be reduced as a result of audits in the future.

Restatements and amendments to our 2004 audited financial statements and certain matters related to our disclosure controls and procedures may lead to legal exposure.

In response to comments from the SEC, and as a result of changes we made internally, we restated and amended our 2004 audited financial statements and on December 30, 2005 filed a Form 10-K/A (Amendment No. 1) for the year ended December 31, 2004. As a result of the restatement and amendments to our 2004 audited financial statements and SEC comments, we also filed on December 30, 2005, an amended Form 10-Q/A for each of the quarters ended March 31, 2005 and June 30, 2005.

As a result of this restatement to our 2004 financial statements, we also revised our 2004 Form 10-K and first two quarters 2005 Form 10-Qs to provide that our disclosure controls and procedures were not effective as of December 31, 2004, March 31, 2005 and June 30, 2005, in our Form 10-K/A and Forms 10-Q/A, as a result of assessing that the change from the LIFO method to the FIFO method of accounting was not material resulting in the decision at the time of the change not to disclose and not to restate the prior years financial statements. We believe that during December 2005, we addressed the weakness to our disclosure controls and procedures by, among other things, establishing a Disclosure Committee to maintain oversight activities and to examine and reevaluate our policies, procedures and criteria to determine materiality of items relative to our financial statements taken as a whole.

In addition, the SEC is conducting an informal inquiry of us relating to the change in inventory accounting from LIFO to FIFO resulting in the restatement of our financial statements, and, at this time, we do not know if the informal inquiry:

•	will rise to the level of an investigation or proceeding, or

•	will result in an enforcement action, if any, by the SEC.

We are a holding company and depend, in large part, on receiving funds from our subsidiaries to fund our indebtedness.

Because we are a holding company and operations are conducted through our subsidiaries, principally ThermaClime and its subsidiaries, our ability to make scheduled payments of principal and interest on our indebtedness depend on operating performance and cash flows of our subsidiaries and the ability of our subsidiaries to make distributions and pay dividends to us. Under its loan agreements, ThermaClime and its subsidiaries may only make distributions and pay dividends to us under limited circumstances and in limited amounts. If ThermaClime is unable to make distributions or pay dividends to us, or the amounts of such distributions or dividends are not sufficient for us to service our debts, we may not be able to pay the principal or interest, or both, due on our indebtedness.

We are subject to a variety of factors that could discourage other parties from attempting to acquire us.

Our certificate of incorporation provides for a staggered board of directors and, except in limited circumstances, a two-thirds vote of outstanding voting shares to approve a merger, consolidation or sale of all, or substantially all, of our assets. In addition, we have entered into severance agreements with our executive officers and some of the executive officers of our subsidiaries that provide, among other things, that if, within a specified period of time after the occurrence of a change in control of our company, these officers are terminated, other than for cause, or the officer terminates his employment for good reason, we must pay such officer an amount equal to 2.9 times the officer’s average annual gross income for the last five years preceding the change in control. We have further adopted a preferred share purchase rights plan.

We have authorized and unissued (including shares held in treasury) 55,150,405 shares of common stock and 4,036,120 shares of preferred stock as of July 26, 2007. These unissued shares could be used by our management to make it more difficult, and thereby discourage, an attempt to acquire control of us.

We have further adopted a preferred share purchase plan, which is designed to ensure that all of our stockholders receive fair and equal treatment in the event of a proposed takeover or abusive tender offer. See “Description of Capital Stock – Preferred share purchase rights.”

The foregoing provisions and agreements are designed to discourage a tender offer or proxy contest for control of us and could have the effect of making it more difficult to remove incumbent management.

Delaware has adopted an anti-takeover law which, among other things, will delay for three years business combinations with acquirers of 15% or more of the outstanding voting stock of publicly-held companies (such as us), unless (a) the acquirer owned at least 85% of the outstanding voting stock of such company prior to commencement of the transaction, or (b) two-thirds of the stockholders, other than the acquirer, vote to approve the business combination after approval thereof by the board of directors, and (c) the stockholders decide to opt out of the statute.

A substantial stockholder that we consider an “affiliate” has threatened to bring legal proceedings against us in connection with the scheduled redemption of our Series 2 Preferred.

The redemption of our outstanding shares of Series 2 Preferred is scheduled for August 27, 2007. The terms of our Series 2 Preferred require us to pay, in cash, a redemption price for each share redeemed of $50.00 per share (or $9.7 million in the aggregate), plus $26.25, representing accrued and unpaid dividends thereon pro-rata to the date of redemption. As of July 26, 2007, approximately $4.9 million of dividends were accrued and unpaid on the outstanding Series 2 Preferred. If a holder of the Series 2 Preferred elects to convert the holder’s shares of Series 2 Preferred into our common stock pursuant to the terms of the Series 2 Preferred, the Certificate of Designations for the Series 2 Preferred provides, and it is our position, that the holder that so converts will not be entitled to receive payment of any accrued and unpaid dividends on the shares so converted.

Kent C. McCarthy, an individual, Jayhawk Capital Management Company, LLC, a Delaware limited liability company, Jayhawk Investments Company, L.P., a Delaware limited partnership, and Jayhawk Institutional Partners, L.P., a Delaware limited partnership and a Selling Security Holder under this prospectus (“Jayhawk Institutional”) (collectively, the “Jayhawk Group”), is an affiliate and our second largest stockholder. As of July 12, 2007, the Jayhawk Group owned 155,012 shares of our Series 2 Preferred. The Jayhawk Group has advised us that, if the Jayhawk Group converts its holding of Series 2 Preferred in connection with the redemption of the Series 2 Preferred, the Jayhawk Group may bring legal proceedings against us for all accrued and unpaid dividends on the shares of Series 2 Preferred converted by the Jayhawk Group after receiving a notice of redemption. As of July 26, 2007, approximately $4.0 million of dividends were accrued and unpaid on the Series 2 Preferred held by the Jayhawk Group. The Jayhawk Group has notified us that it has elected to convert its shares of Series 2 Preferred into shares of common stock. See "Recent Developments."

We are a highly leveraged company, which could affect our ability to pay our outstanding indebtedness, obtain additional financing, and fund our operations, and may place us at a competitive disadvantage.

We have a substantial amount of debt outstanding. At June 30, 2007, after giving effect to our sale of $60 million aggregate principal amount of our 5.5% debentures on June 28, 2007, our aggregate consolidated debt was approximately $124.5 million, resulting in total debt as a percentage of total capitalization of 63.2%. The amounts of our indebtedness and the indebtedness of our subsidiaries and our total debt as a percentage of total capitalization, as of June 30, 2007, are based on unaudited numbers.

The degree to which we are leveraged could have important consequences to us, including the following:

•	our ability to obtain additional financing in the future for refinancing indebtedness, acquisitions, working capital, capital expenditures or other purposes may be impaired;

•
funds available to us for our operations and general corporate purposes or for capital expenditures will be reduced because a substantial portion of our consolidated cash flow from operations could be dedicated to the payment of the principal and interest on our indebtedness;

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•
the agreements governing our long-term indebtedness, including indebtedness under the 5.5% debentures, and those of our subsidiaries and bank loans contain certain restrictive financial and operating covenants;

•	an event of default, which is not cured or waived, under financial and operating covenants contained in these debt instruments could occur and have a material adverse effect on us; and

•	we may be more vulnerable to a downturn in general economic conditions.

Our ability to make principal and interest payments or to refinance indebtedness will depend on our future operating performance and cash flow, which are subject to prevailing economic conditions and other factors affecting us, many of which are beyond our control.

The price of our common stock may fluctuate significantly; and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

The price of our common stock on the American Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. This may make it difficult for you to resell the debentures and/or our common stock when you want or at prices you find attractive.

Future sales of our common stock in the public market or the issuances of common stock could adversely affect the trading price of our common stock, our ability to raise funds in new stock offerings and may dilute your percentage interest in our common stock.

Future sales or issuances of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, will have on the trading price of our common stock. Such issuance could include the issuance of 836,774 shares of common stock if all of the shares of Series 2 Preferred scheduled to be redeemed on August 27, 2007, are converted prior to the date of redemption in accordance with the terms of the Series 2 Preferred. Such future sales and issuances could also significantly reduce the percentage ownership of our existing common stockholders. See "Recent Developments."

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements. All statements in this prospectus and such incorporated information other than statements of historical fact are forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which could cause actual results and performance of the Company to differ materially from such statements. Such forward-looking statements relate to statements about our business strategies, our expected financial position and operating results, the projected size of our markets and our financing plans and similar matters, including but not limited to, the forward-looking statements described the following, under the heading “Special Note Regarding Forward Looking Statements,” each of which is hereby incorporated herein by reference:

(a)	the “Special Note Regarding Forward Looking Statements” contained in our Annual Report on Form 10-K for the year ended December 31, 2006;

(b)	the “Special Note Regarding Forward Looking Statements” contained in our Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2006;

(c)	the “Special Note Regarding Forward-Looking Statements” contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007; and

(d)	the “Special Note Regarding Forward-Looking Statements” contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

While we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. There are a variety of factors which could cause future outcomes to differ materially from those described in this prospectus, including but not limited to, the factors described in the above sections of our Annual Report on Form 10-K for the year ended December 31, 2006, Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2006, Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “project” and similar expressions, as they relate to us, our management, and our industry are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about us that may cause actual results to differ from the results in these forward-looking statements are described in “Risk Factors” contained herein and/or in our Form 10-K for the year ended December 31, 2006, our Form 10-K/A for the year ended December 31, 2006, our Form 10-Q for the quarter ended March 31, 2007, or our Form 10-Q for the quarter ended June 30, 2007, each of which is incorporated by reference herein.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

INCORPORATION BY REFERENCE

We have elected to incorporate by reference certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. We incorporate by reference the documents listed below that we previously filed with the SEC:

•
Our 2006 Annual Report on Form 10-K, for the fiscal year ended December 31, 2006 (“2006 10-K”), which includes, without limitation, information with respect to our business, properties, legal proceedings, certain stockholder matters, financial statements, selected financial data, supplementary financial information, management’s discussion and analysis of financial condition and results of operations, dividend policy, and quantitative and qualitative disclosures about market risk;

•	Our Amendment No. 1 to 2006 Annual Report on Form 10-K/A, for the fiscal year ended December 31, 2006 (“2006 10-K/A”);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007;

•	Our Current Reports on Form 8-K filed on January 12, January 29, February 9, March 6, March 13, March 26, May 1, May 7, June 29, July 16, August 9, and August 20, 2007;

•	Our Proxy Statement, filed on February 6, 2007, relating to the Special Meeting of Stockholders held March 6, 2007; and

•	Our Proxy Statement, filed on April 30, 2007, relating to the Annual Meeting of Stockholders held June 14, 2007.

These filings have not been included in or delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to us at the following:

LSB Industries, Inc.
P.O. Box 754
Oklahoma City, Oklahoma 73101-0754
Attention: Secretary
(405) 235-4546

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement on Form S-1 (Registration No. 333-134111) including the exhibits, schedules and amendments to the registration statement under the Securities Act with respect to the 7% debentures and shares of common stock to be sold in this offering. This prospectus, which is part of the registration statement, does not contain all the information set forth in the registration statement. For further information with respect to LSB Industries, the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file periodic reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the registration statement or any other information LSB Industries files at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s Web site, http://www.sec.gov.

Such registration statement and other information filed by us may also be inspected at the American Stock Exchange offices located at 86 Trinity Place, New York, New York 10006-1872 and is available at AMEX’s website, http://www.amex.com. We furnish our shareholders with annual reports containing audited financial statements and make available quarterly reports for the first three quarters of each year containing unaudited interim financial information.

Our Internet address is www.lsb-okc.com. We make available, free of charge, on www.lsb-okc.com our annual report on Form 10-K, quarterly reports on Form l0-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such reports with, or furnish them to, the SEC. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

SUMMARY FINANCIAL DATA

The following summary financial data as of and for the fiscal years ended December 31, 2004, 2005, and 2006, are derived from our audited consolidated financial statements and the related notes, which appear in our Annual Report on Form 10-K for the year ended December 31, 2006, as amended by our 2006 Form 10-K/A Amendment No. 1, filed July 18, 2007, to adjust net income for periods prior to 2007 for the change in accounting for major maintenance activities as prescribed under FASB Staff Bulletin No. AUG AIR-1. The summary financial data as of June 30, 2007, and for the six-month periods ended June 30, 2006 and 2007, are derived from our unaudited condensed consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the data presented for such periods. Such statements appear in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. The results of operations for the six months ended June 30, 2007, are not necessarily indicative of the results to be expected for the full fiscal year. You should read the information set forth below in conjunction with the “Selected Financial Data” and our financial statements and the related notes, incorporated in this prospectus by reference to our SEC filings.

Consolidated statement of operations data:
(In thousands, except per share data)

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
Net sales	$363,984	$397,115	$491,952	$244,248	$304,141
Gross profit	52,622	66,766	90,862	44,974	66,709
Operating income	2,083	14,853	27,139	14,427	28,676
Interest expense	7,393	11,407	11,915	5,761	4,580
Income from continuing operations before cumulative effect of accounting changes	745	5,634	15,768	9,368	24,068
Net income	$209	$4,990	$15,515	$9,237	$24,039

Net income (loss) applicable to common stock	$(2,113)	$2,707	$12,885	$8,133	$18,634

Weighted average common Shares outstanding:
Basic	12,888	13,617	14,332	13,769	18,615
Diluted	12,888	14,907	20,872	20,914	21,950
Income (loss) per common share:
Basic:
Income (loss) from continuing operations before cumulative effect of accounting changes	$(0.12)	$0.25	$0.92	$0.60	$1.00
Net loss from discontinued operations	—	(0.05)	(0.02)	(0.01)	—
Cumulative effect of accounting change	(0.04)	—	—	—	—

Net income (loss)	$(0.16)	$0.20	$0.90	$0.59	$1.00

Diluted:
Income from continuing operations before cumulative effect of accounting changes	$(0.12)	$0.22	$0.77	$0.47	$0.87
Net loss from discontinued operations	—	(0.04)	(0.01)	(0.01)	—
Cumulative effect of accounting change	(0.04)	—	—	—	—

Net income (loss)	$(0.16)	$0.18	$0.76	$0.46	$0.87

Consolidated balance sheet data:
(In thousands)

	As of December 31,	As of June 30,
	2006	2007
Cash	$4,734	$30,884
Other current assets	$127,761	$142,090
Property, plant and equipment, net	$76,404	$78,453
Total assets	$219,927	$265,399
Redeemable preferred stock	$65	$58
Total current liabilities	$84,251	$64,771
Long-term debt (net of current portion)	$86,113	$121,738
Other liabilities	$5,929	$6,554
Total liabilities	$176,293	$193,063
Stockholders’ equity	$43,634	$72,336

RATIO OF EARNINGS TO FIXED CHARGES

Our historical consolidated ratio of earnings to fixed charges is presented below for the periods shown.

	Calendar Year Ended December 31,					Three Months Ended
	2002	2003	2004	2005	2006	March 31, 2007	June 30, 2007
Earnings(1):
The sum of:
Pre-tax income from continuing operations	$2,883	$3,686	$77	$5,007	$15,848	$10,977	$13,192
Fixed charges	13,476	10,882	11,955	15,593	15,858	3,484	2,947
Amortization of capitalized interest	—	—	—	—	—	—	—
Share of distributed income of 50% owned affiliate	115	60	250	488	875	180	200

Adjusted Earnings	$16,474	$14,628	$12,282	$21,088	$32,581	$14,641	$16,339

Fixed Charges(2):
The sum of
(i) Interest expensed	$8,218	$6,097	$7,393	$11,407	$11,915	$2,588	$1,992
(ii) Amortized premiums, discounts and capitalized expenses related to indebtedness (included in interest)	—	—	—	—	—	—	—
(iii) Estimate of Interest included in rental expense	5,258	4,785	4,562	4,186	3,943	896	955

Fixed Charges	$13,476	$10,882	$11,955	$15,593	$15,858	$3,484	$2,947

Ratio of earnings to fixed charges	1.2:1	1.3:1	1.0:1	1.4:1	2.0:1	4.2:1	5.5:1

(1)
During September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. AUG AIR-1 (“FSB”) adopting a new accounting principle as to the methods of accounting for planned maintenance activities (“Turnarounds”), effective for the periods beginning on and after January 1, 2007. We adopted the direct expensing method of accounting for Turnarounds pursuant to the new FSP. We have adjusted the Earnings, above, for periods prior to 2007 to reflect this change.

(2)	To estimate the amount of interest expense included in rental expense, we used various approaches, primarily the NPV approach for approximately 65% of the actual annual rent expense.

RECENT DEVELOPMENTS

As discussed under “Description of Capital Stock — Recent developments regarding Series 2 Preferred,” the terms of our Series 2 Preferred provide that, if and so long as at least 140,000 shares of Series 2 Preferred are outstanding, whenever dividends on the Series 2 Preferred are in arrears and unpaid in an amount equal to at least six quarterly dividends (a) the number of members of our Board of Directors shall be increased by two effective as of the time of election of such directors, and (b) the Series 2 Preferred holders have the exclusive right to vote for and elect such two additional directors. In accordance with such terms of the Series 2 Preferred, in March 2002, the holders of the Series 2 Preferred elected Mr. Allen Ford and Mr. Grant Donovan to serve as members of the Board of Directors. The terms of the Series 2 Preferred provide that the term of office for such directors will terminate immediately upon the termination of the right of the Series 2 Preferred holders to vote for such directors, subject to the requirements of Delaware law.

As of July 26, 2007, 193,295 shares of Series 2 Preferred were outstanding. All of the issued and outstanding shares of Series 2 Preferred were called for redemption by notice of redemption mailed to the holders of record of the Series 2 Preferred on July 12, 2007.  Prior to the redemption, holders of the Series 2 Preferred converted 167,475 shares of Series 2 Preferred into 724,993 shares of common stock, based on the conversion rate of 4.329 shares of common stock for each share of Series 2 Preferred.  The shares converted include 155,012 shares of Series 2 Preferred owned by the Jayhawk Group, which were converted  into 671,046 shares of our common stock.  Pursuant to the terms of the Series 2 Preferred, holders converting shares of Series 2 Preferred were not entitled to any accrued and unpaid dividends as to the shares of Series 2 Preferred converted.  These conversions were completed on or before August 21, 2007, which resulted in less than 140,000 shares of Series 2 Preferred being outstanding as of that date.  Accordingly, on August 21, 2007, the term of office expired for Mr. Ford and Mr. Donovan, our two directors elected by the Series 2 Preferred, and such individuals no longer serve as members of the Company’s Board of Directors as of that date.

On August 27, 2007, we completed the redemption of all of our outstanding Series 2 Preferred.  The redemption price was $50.00 per share of Series 2 Preferred, plus $26.25 per share in accrued and unpaid dividends pro-rata to the date of redemption.  A total of 25,820 shares of Series 2 Preferred were redeemed for an aggregate redemption price, including accrued and unpaid dividends, of approximately $1,969,000.  The shares of Series 2 Preferred redeemed on August 27, 2007, included 23,083 shares owned by members of the Golsen Group.

Our common stock is traded on the AMEX, which requires that at least a majority of the directors on the board of directors of listed companies be “independent,” as defined by its rules.  In anticipation of the termination of the right of the Series 2 Preferred to appoint two directors and the resulting termination of Mr. Ford and Mr. Donovan as members of our Board, on August 16, 2007, our Board of Directors elected two new independent directors in order to maintain a majority of independent directors as required by the AMEX rules. The two new directors are Mr. Robert A. Butkin and Mr. Ronald V. Perry. Our Board of Directors has determined that Mr. Butkin and Mr. Perry are “independent” as defined by the AMEX rules.

NO PROCEEDS

The shares of common stock to be offered and sold using this prospectus will be offered and sold by the Selling Security Holders named in this prospectus or in a supplement to this prospectus. We will not receive any proceeds from these sales. We did not receive any proceeds from the sale of the 7% debentures that were converted into the shares of common stock covered by this prospectus or from conversion of such 7% debentures into shares of our common stock.

DIVIDEND POLICY

We have not paid cash dividends on our outstanding common stock in many years, and since January 1, 1999, through December 31, 2005, we did not pay any accrued dividends on our outstanding cumulative preferred stock. We intend to retain most of our future earnings, if any, to provide funds for our operations and/or expansion of our business. However, during each quarter in 2006, our board of directors declared nominal dividends on certain outstanding series of our preferred stock, as follows: $.10 per share on the then outstanding shares of our Series 2 Preferred, $.37 per share on our outstanding Series B 12% Cumulative Convertible Preferred (“Series B Preferred”), and $.31 per share on our outstanding noncumulative preferred stock (“Noncumulative Preferred”). These dividends are not for the full amount of the required quarterly dividends pursuant to the terms of our outstanding series of preferred stock. We have not paid any dividends on our outstanding preferred stock in 2007.

As of July 26, 2007, there were approximately $7.1 million of accrued and unpaid dividends on our outstanding preferred stock, including approximately $2.1 million of accrued and unpaid dividends on our outstanding Series B Preferred and Series D Preferred, all of which is owned by the Golsen Group. We intend to pay the accrued and unpaid dividends on our outstanding preferred stock utilizing a portion of the net proceeds of our sale of our 5.5% debentures, except as provided herein. In addition, on July 12, 2007, we mailed a notice of redemption to all holders of record of our Series 2 Preferred. The redemption date is scheduled for August 27, 2007, and the redemption price is $50.00 per share of Series 2 Preferred, plus $26.25 per share in accrued and unpaid dividends pro-rata to the date of redemption, except no accrued and unpaid dividends will be paid on the shares of Series 2 Preferred converted into common stock. The Series 2 Preferred will be redeemed using a portion of the proceeds of our sale of our 5.5% debentures. See "Recent Developments."

There are no assurances that we will pay any additional quarterly dividends on any of our outstanding shares of preferred stock. We do not anticipate paying cash dividends on our outstanding common stock in the foreseeable future, and until all accrued and unpaid dividends are paid on our outstanding cumulative preferred stock, no dividends may be paid on our common stock. In the event of our liquidation, winding up or dissolution, there can be no distributions on our common stock until all of the liquidation preference and stated value amounts of our outstanding preferred stock and all accrued and unpaid dividends due on our outstanding cumulative preferred stock are paid in full. Further, not paying all of cumulative accrued dividends on our outstanding preferred stock could adversely affect the marketability of our common stock and our ability to raise additional equity capital.

PRICE RANGE OF COMMON STOCK

Our common stock is listed for trading on the American Stock Exchange under the symbol “LXU.” The table below shows the high and low sale prices for our common stock for the periods indicated.

	Common stock price
	High	Low
Fiscal year ending December 31, 2007:
Third quarter (through August 13, 2007)	$23.40	$17.00
Second quarter	$23.70	$14.76
First quarter	$15.71	$11.41
Fiscal year ending December 31, 2006:
Fourth quarter	$13.20	$8.50
Third quarter	$10.25	$8.25
Second quarter	$9.19	$6.95
First quarter	$7.48	$5.87
Fiscal year ended December 31, 2005:
Fourth quarter	$6.70	$4.84
Third quarter	$7.35	$6.05
Second quarter	$7.50	$6.00
First quarter	$7.93	$5.95

On August 13, 2007, the closing sale price of our common stock on the American Stock Exchange was $22.33 per share. As of August 13, 2007, there were approximately 723 holders of record of our common stock. This number does not include beneficial owners whose ownership is recorded in the name of a nominee.

REGISTRATION RIGHTS

The shares of our common stock included in this prospectus were issued upon the conversions of an aggregate $18 million principal amount of our 7% debentures. The 7% debentures were issued effective March 6, 2006. As a result of the conversions of all of the 7% debentures, no 7% debentures remain outstanding. Accordingly, this prospectus excludes a summary of the 7% debentures and related the indenture, and includes only a summary of the material provisions of the registration rights agreement relating to the 7% debentures and the shares of common stock issuable upon conversion of the 7% debentures. This summary is subject to and is qualified by reference to all the provisions of the registration rights agreement.

We entered into a registration rights agreement with the Selling Security Holders and filed a registration statement with the SEC covering the resale of the 7% debentures and the common stock issuable upon conversion of the 7% debentures. The registration statement was declared effective by the SEC on May 26, 2006, and the Post-Effective Amendment No. 1 to the registration statement was declared effective on April 18, 2007. We will use commercially reasonable efforts to keep the registration statement effective until the earlier of: (i) the date there are no longer any registrable securities or (ii) three years following the closing of the debenture offering, which is March 3, 2009.

When we use the term “registrable securities” in this section, we are referring to the common stock issued upon conversion of the 7% debentures until the earlier of (1) the transfer pursuant to Rule 144 under the Securities Act or the registration statement of all registrable securities, or (2) the expiration of the holding period that would be applicable to such securities if they were held by persons that are not affiliates of LSB under Rule 144(k) under the Securities Act or any successor provision.

We may, on one or more occasions, suspend the use of this prospectus, as may be amended and supplemented, under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension periods shall not exceed an aggregate of 90 days for all periods in any 12-month period.

A holder who elects to sell registrable securities pursuant to the registration statement will be required to:

•	be named as a Selling Security Holder in the prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

We will give notice to all holders of the filing and effectiveness of any post effective amendment to the registration statement by issuing a press release to two of Reuters Economic Services, Bloomberg Business News or Business Wire.

This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

DESCRIPTION OF CAPITAL STOCK

Authorized capital stock

Our authorized capital stock consists of 75,000,000 shares of common stock, $.10 par value per share, and 250,000 shares of preferred stock, $100 par value per share (“Preferred Stock”), and 5,000,000 shares of Class C Preferred Stock, no par value (“Class C Preferred Stock”).

Common stock

As of July 26, 2007, we had issued and outstanding 19,849,595 shares of our common stock (excluding 3,448,518 shares held in treasury). The shares of common stock currently outstanding are validly issued, fully paid and non-assessable. Subject to the rights of the holders of shares of preferred stock outstanding, if any, holders of shares of our common stock:

•	are entitled to receive dividends, when and as declared by the board of directors, from legally available funds;

•	are entitled, upon our liquidation, dissolution or winding up, to a pro rata distribution of the assets and funds available for distribution to stockholders;

•	are entitled to one vote per share on all matters on which stockholders generally are entitled to vote; and

•	do not have preemptive rights to subscribe for additional shares of common stock or securities convertible into shares of common stock.

Holders of common stock vote on all matters brought for the stockholders’ approval, except as otherwise required by law and subject to the voting rights of the holders of any outstanding shares of preferred stock. As of July 26, 2007, we had outstanding three series of voting preferred stock that vote together with our common stock as a single class, as described below.

All 193,295 shares of our outstanding Series 2 Preferred (net of treasury stock) are scheduled to be redeemed on August 27, 2007. Prior to such redemption, the holders of the Series 2

Preferred are entitled to convert each share of Series 2 Preferred into 4.329 shares of common stock. If all 193,295 shares of Series 2 Preferred are converted prior to redemption, then we would issue 836,774 shares of common stock as a result of such conversion. See “Recent Developments.”

On June 28, 2007, we sold $60.0 million aggregate principal amount of our 5.5% debentures in a private placement to qualified institutional buyers. The 5.5% debentures are convertible by holders, in whole or in part, into shares of our common stock prior to their maturity on July 1, 2012. The conversion rate of the 5.5% debentures is 36.4 shares of our common stock per $1,000 principal amount of the 5.5% debentures (representing a conversion price of $27.47 per share of common stock), subject to adjustment under certain conditions as set forth in the Indenture, dated June 28, 2007, governing the terms of the 5.5% debentures. A total of 2,184,000 shares of common stock are issuable upon the conversion of $60 million aggregate principal amount of 5.5% debentures at the current conversion rate of 36.4 shares of common stock per $1,000 principal amount of 5.5% debentures.

Preferred Stock

The Preferred Stock and Class C Preferred Stock are issuable in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as our board of directors may determine in resolutions providing for their issuance. As of July 26, 2007, the following shares of Preferred Stock and Series C Preferred Stock are authorized:

•	4,662 shares of our convertible, noncumulative preferred stock, $100 par value (“Noncumulative Preferred”), of which 584.5 shares are issued and outstanding;

•	20,000 shares of our Series B 12% cumulative, convertible preferred stock, $100 par value (“Series B Preferred”), of which 20,000 shares are issued and outstanding;

•
920,000 shares of our Series 2 $3.25 convertible, exchangeable Class C preferred stock, no par value (“Series 2 Preferred”) (excluding 18,300 shares held in treasury) of which 193,295 shares are issued and outstanding, all outstanding shares of which have been called for redemption with a scheduled redemption date of August 27, 2007 See "Recent Developments"; and

•	1,000,000 shares of our Series D 6% cumulative, convertible Class C preferred stock no par value (“Series D Class C Preferred”), of which 1,000,000 shares are issued and outstanding.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including loss of voting control to others. As of July 26, 2007, we had outstanding the following series of Preferred Stock and Class C Preferred Stock:

Outstanding Preferred Stock:

Noncumulative Preferred, par value $100. Each outstanding share of Noncumulative Preferred:

•	is entitled to receive noncumulative cash dividends, when and as declared by our board of directors, at the rate of 10% per year of the par value;

•
is entitled to one vote for each outstanding share (or one-half of one vote for each fractional one-half share) on all matters submitted to a vote of the shareholders and votes together with the common stock and each series of voting preferred stock as a single class or as otherwise required by law;

•
is convertible, at anytime and at the option of the holder, into 40 shares of our common stock (or each fractional one-half share is convertible into 20 shares of our common stock), subject to adjustment under certain conditions;

•
is redeemable by us at par value (or each fractional one-half share at one-half of the par value) at the option of the holder to the extent we earn net income (as determined under GAAP) after all debt owed by us to our senior lenders (as defined) has been paid in full;

•	is redeemable by us, in whole or in part, by paying the holders in cash the par value (one-half of par value for a fractional share); and

•
in the event of our liquidation or dissolution, will be entitled to be paid the par value (for each fractional share, one-half of par value) to the extent funds are available before any payment is made to the holders of our common stock, but will not be entitled to participate any further in our assets.

Series B Preferred, par value $100. All of the Series B Preferred are owned by the Golsen Group. Each share of the Series B Preferred:

•	is entitled to receive cumulative cash dividends, when and as declared by our board of directors, at the annual rate of 12% of the par value of each outstanding share;

•
is entitled to one vote for each outstanding share on all matters submitted to a vote of shareholders and votes together with our common stock and each series of voting preferred stock as a single class or as otherwise required by law;

•	is convertible, at any time and at the option of the holder, into 33.3333 shares of our common stock, subject to adjustment under certain conditions; and

•
in the event of our liquidation each outstanding share, will be entitled to be paid its par value, plus accrued and unpaid dividends, before any payment is made to holders of our common stock, but will not be entitled to participate any further in our assets.

Outstanding Class C Preferred Stock:

Series 2 Class C Preferred, no par value. Each outstanding share of Series 2 Preferred:

•	has a stated value of $50 per share;

•	is entitled to receive cumulative cash dividends, when and as declared by our board of directors, at the rate of $3.25 per annum;

•
does not have any voting rights, except as otherwise required by law or if dividends are in arrears and unpaid, whether or not declared, in an amount equal to at least six quarterly dividends elect (voting separately as class with all other affected classes or series of parity stock upon which like voting rights have been conferred) two additional directors to our board of directors, if and as long as at least 140,000 shares of the Series 2 Preferred remain outstanding;

•
is convertible into that number of shares of our common stock, obtained by dividing the stated value by the conversion price then in effect, with the initial conversion price set at $11.55 per share, subject to adjustment under certain conditions;

•	is subject to special conversion rights upon a change in control or ownership change (as such terms are defined in the terms of the Series 2 Preferred);

•	in the event of our liquidation, dissolution or winding up, is entitled to be paid its stated value plus accrued and unpaid dividends, before any payment shall be made on our common stock;

•
in addition, the terms of the Series 2 Preferred permit us to purchase or otherwise acquire shares of our common stock for a five year period, commencing March 13, 2007, even though cumulative accrued and unpaid dividends exist on the Series 2 Preferred;

•	is redeemable by us at its stated value plus all accrued and unpaid dividends;

•	is exchangeable at our option in whole, but not in part, for our 6.50% convertible subordinated debentures; and

•	see “- Recent developments regarding Series 2 Preferred,” below, and “Recent Developments.”

Series D Class C Preferred, no par value. All outstanding shares of Series D Class C Preferred are owned by the Golsen Group. Each outstanding share of Series D Class C Preferred:

•	has a liquidation preference of $1.00 per share;

•
is to receive cumulative cash dividends, when and if declared by our board of directors, at the rate of 6% per annum of the liquidation preferences, except if the dividends on the Series 2 Preferred are in default, in whole or in part, no dividends shall be paid on this stock until all accrued and unpaid dividends on the Series 2 Preferred have been paid;

•
shall be entitled to .875 votes on all matters submitted to a vote of shareholders and vote together with our common stock and each series of voting preferred stock as a single class or as otherwise required by law;

•
shall have the right to convert four shares of Series D Class C Preferred into one share of our common stock (equivalent to a conversion price of $4 per share of our common stock), subject to adjustment under certain conditions;

•
in the event of our liquidation, dissolution or winding up or any reduction in our capital resulting from any distribution of assets to our shareholders, shall receive the sum $1.00, plus all accrued and unpaid dividends, before any amount is paid to holders of our common stock; and

•	there shall be no mandatory or optional redemption of these shares.

As of July 26, 2007, there were approximately $7.1 million of accrued and unpaid dividends on our outstanding cumulative preferred stock. See “Risk Factors.” Until all accrued and unpaid dividends are paid on our outstanding cumulative preferred stock, no dividends may be paid on our common stock. Not paying cumulative accrued dividends on our outstanding preferred stock could adversely affect the marketability of our common stock and our ability to raise additional equity capital. In connection with the redemption of our Series 2 Preferred, as discussed below under “- Recent developments regarding Series 2 Preferred,” we intend to pay all accrued and unpaid dividends payable on our cumulative preferred stock; except no accrued and unpaid dividends will be paid with respect to shares of Series 2 Preferred that are converted into shares of common stock. See “Recent Developments.” We intend to use a portion of the proceeds of our recent sale of $60 million aggregate principal amount of 5.5% debentures to fund such payments.

Recent developments regarding Series 2 Preferred

The terms of the Series 2 Preferred provide that, if and so long as at least 140,000 shares of Series 2 Preferred are outstanding, whenever dividends on the Series 2 Preferred are in arrears and unpaid in an amount equal to at least six quarterly dividends:

•	the number of members of the Board of Directors of the Company shall be increased by two effective as of the time of election of such directors;

•
the Company shall, upon the written request of the record holder of 10% of the shares of Series 2 Preferred, call a special meeting of the Series 2 Preferred holders for the purpose of electing such two additional directors; and

•	the Series 2 Preferred holders have the exclusive right to vote for and elect such two additional directors.

In March 2002, the holders of the Series 2 Preferred elected Mr. Allen Ford and Mr. Grant Donovan to serve as members of the Board of Directors pursuant to the terms of the Series 2 Preferred, and Messrs. Ford and Donovan are currently serving as our directors.

The terms of the Series 2 Preferred provide that the right of the holders of the Series 2 Preferred to vote for such two additional directors shall terminate, subject to re-vesting in the event of a subsequent similar arrearage, when all cumulative and unpaid dividends on the Series 2 Preferred have been declared and set apart for payment. Also, pursuant to the terms of the Series 2 Preferred, the term of office for such directors will terminate immediately upon the termination of the right of the Series 2 Preferred holders to vote for such directors, subject to the requirements of Delaware law. The Series 2 Preferred holders have the right to remove without cause at any time and replace either of the two directors that the Series 2 Preferred holders have elected.

On July 11, 2007, we approved the redemption of all of our outstanding Series 2 Preferred and mailed a notice of redemption to all holders of record of the Series 2 Preferred on July 12, 2007. The redemption date is scheduled for August 27, 2007, and the redemption price is $50.00 per share of Series 2 Preferred, plus $26.25 per share in accrued and unpaid dividends pro-rata to the date of redemption. Based on the conversion rate of the Series 2 Preferred, the holders of shares of Series 2 Preferred have the right to convert each share of Series 2 Preferred into 4.329 shares of LSB’s common stock, which right to convert terminates 10 days prior to the redemption date. If all of the outstanding shares of Series 2 Preferred are converted, 836,774 shares of our common stock would be issuable. Assuming all of the outstanding shares of Series 2 Preferred are converted (and no other issuances of our common stock), the total number of shares of common stock (net of treasury stock) following such conversion would be 20,686,369. See “Certain Relationships and Related Transactions—Jayhawk” for a discussion of threatened litigation regarding such redemption and related conversion. See “Recent Developments.”

Following the scheduled August 27, 2007, redemption of the Series 2 Preferred, because less than 140,000 shares of Series 2 Preferred will remain outstanding, the individuals elected by the Series 2 Preferred to serve as members of our board will be automatically terminated as directors. See “Recent Developments.”

Preferred share purchase rights

We have adopted a preferred share rights plan (the “Rights Plan”), which Rights Plan became effective as of February 27, 1999. The Rights Plan replaced and renewed a rights plan that was terminating as of that date. Under the Rights

Plan, we declared a dividend distribution of one Renewed Preferred Share Purchase Right (the “Renewed Preferred Right”) for each outstanding share of our common stock outstanding as of February 27, 1999 and all further issuances of our common stock would carry the rights. The Rights Plan has a term of ten years from its effective date. The Renewal Preferred Rights are designed to ensure that all of our stockholders receive fair and equal treatment in the event of a proposed takeover or abusive tender offer.

The Renewed Preferred Rights are generally exercisable when a person or group (other than Jack E. Golsen, our Chairman and Chief Executive Officer, and his affiliates, our company or any of our subsidiaries, our employee benefit plans and certain other limited excluded persons or entities, as set forth in the Rights Plan) acquire beneficial ownership of 20% or more of our common stock (such a person or group will be referred to as the “Acquirer”). Each Renewed Preferred Right (excluding Renewed Preferred Rights owned by the Acquirer) entitles stockholders to buy one one-hundredth (1/100) of a share of a new series of participating preferred stock (Series 3 Participating Class C Preferred Stock, no par value [“Series 3 Preferred”]) at an exercise price of $20. Following the acquisition by the Acquirer of beneficial ownership of 20% or more of our common stock, and prior to the acquisition of 50% or more of our common stock by the Acquirer, our board of directors may exchange all or a portion of the Renewed Preferred Rights (other than Renewed Preferred Rights owned by the Acquirer) for our common stock at the rate of one share of common stock per Renewed Preferred Right. Following acquisition by the Acquirer of 20% or more of our common stock, each Renewed Preferred Right (other than the Renewed Preferred Rights owned by the Acquirer) will entitle its holder to purchase a number of our common shares having a market value of two times the Renewed Preferred Right’s exercise price in lieu of the Series 3 Preferred. Thus, only as an example, if our common shares at such time were trading at $10 per share and the exercise price of the Renewed Preferred Right is $20, each Renewed Preferred Right would thereafter be exercisable at $20 for four of our common shares.

If after the Renewed Preferred Share Rights are triggered, we are acquired, or we sell 50% or more of our assets or earning power, each Renewed Preferred Right (other than the Renewed Preferred Rights owned by the Acquirer) will entitle its holder to purchase a number of the acquiring company’s common shares having a market value at the time of two times the Renewed Preferred Right’s exercise price, except if the transaction is consummated with a person or group who acquired our common shares pursuant to a Permitted Offer, the price for all of our common shares paid to all of our common shareholders is not less than the price per share of our common stock pursuant to the Permitted Offer and the form of consideration offered in the transaction is the same as the form of consideration paid pursuant to the Permitted Offer. As defined in the Rights Plan, a “Permitted Offer” is an offer for all of our common shares at a price and on terms that a majority of our Board, who are not officers or the person or group who could trigger the exerciseability of the Renewed Preferred Rights, deems adequate and in our best interest and that of our shareholders. Thus, only as an example, if our common shares were trading at $10 per share and the exercise price of a Renewed Preferred Right is $20, each Renewed Preferred Right would thereafter be exercisable at $20 for four shares of the Acquirer.

Prior to the acquisition by the Acquirer of beneficial ownership of 20% or more of our stock, our board of directors may redeem the Renewed Preferred Rights for $.01 per Renewed Preferred Right.

Warrants and options; other agreements

On March 25, 2003, we issued warrants to Jayhawk Institutional for the purchase up to 112,500 shares of our common stock. The exercise price of such warrants is $3.49 per share, and the warrants expire on March 24, 2008. These warrants are subject to certain anti-dilution adjustments.

In May 2002, we issued warrants to certain of our lenders (“Lender Warrants”) entitling the holders to purchase up to an aggregate of 595,585 shares of our common stock. The exercise price under each Lender Warrant was set at the par value of our common stock and payable, at the option of the holder, by:

•	cash or cashier’s certified check; or

•	holder surrendering to us that number of shares of common stock issuable upon exercise of the Lender Warrant having an aggregate market value equal to the aggregate exercise price; or

•	a combination thereof.

All of the Lender Warrants were exercised during the first half of 2005, pursuant to the cashless exercise provisions of the warrants, which reduced the total number of shares of our common stock issued to the holders as a result of the exercise of the Lender Warrants to 586,140 shares.

The following sets forth certain summary information as of July 26, 2007, with respect to our stockholder approved equity compensation plans.

•
1993 Stock Option and Incentive Plan (the “1993 Plan”) and 1998 Stock Option Plan (the “1998 Plan”). As of July 26, 2007, 26,500 shares are issuable under outstanding options granted under the 1993 Plan, and no additional shares are available for future issuance. As of July 26, 2007, 447,304 shares are issuable under outstanding options granted under the 1998 Plan, and 8,000 additional shares are available for future issuance. The 1993 Plan and 1998 Plan each authorize us to grant options to purchase common stock to our employees. All outstanding options granted to employees under these plans have a term of ten years and become exercisable as to 20% of the underlying shares after one year from date of grant, 40% after two years, 70% after three years, and 100% after four years. However, our board of directors accelerated the vesting of all options outstanding as of December 31, 2005, and outstanding options under the 1993 Plan and 1998 Plan are fully exercisable. The exercise price of outstanding options granted under these plans is equal to the market value of our common stock at the date of grant. However, with respect to participants who own 10% or more of our common stock at the date of grant, the options have a term of five years, and the exercise price is 110% of the market value at the date of grant.

•
Outside Directors Stock Option Plan (the “Outside Directors Plan”). As of July 26, 2007, 90,000 shares are issuable under outstanding options granted under the Outside Directors Plan and 295,000 additional shares are available for future issuance. The Outside Directors Plan authorizes us to grant options to purchase common stock to each member of our board of directors who is not an officer or employee of ours or our subsidiaries. These options become fully exercisable after six months and one day from the date of grant and lapse at the end of ten years. The exercise price of options granted under the Outside Directors Plan is equal to the market value of our common stock at the date of grant.

•
Non-Qualified Stock Option Agreements, dated June 19, 2006 (each an “Option”), granted to each of Dan Ellis, President of our subsidiary, Climate Master, Inc. and John Bailey, Vice President of Sales of Climate Master, Inc. The Options were approved by our stockholders on June 14, 2007. The Option granted Ellis entitles him to purchase up to 250,000 shares of our common stock, and the Option granted to Bailey entitles him to purchase up to 200,000 shares of our common stock. The exercise price of each Option is $8.01 per share, which is the closing price of our common stock as reported on the AMEX on June 19, 2006, the date of grant of each Option. The Options provide that at any time after June 19, 2007, the holder may exercise up to 10% of the number of shares subject to the applicable Option. The holder may exercise an additional 10% for each additional year of continuous employment thereafter. The Options are fully exercisable after 10 years of employment with us. The Options may not be exercised after the holder is no longer our employee, except under limited circumstances. Each Option will not be exercisable after the expiration of 10 years and 90 days from the date of the Options. The terms of each Option provide that, if the holder breaches certain covenants prohibiting the holder from, directly or indirectly, competing against us, diverting business from us, or violating the policies adopted by our Board of Directors resulting in harm to us, or other enumerated acts that could be harmful to our business, then:

•	the unexercised portion of the Option is rescinded,

•	the holder forfeits all rights under the Option, and

•
if the holder acquired shares of our common stock upon the exercise of the Option within the 12 months prior to such breach, then the holder must deliver to us upon demand the number of shares of our common stock having a fair market value equal to the gain recognized upon such Option, calculated as difference between the exercise price and the fair market value of our common stock on the date of such exercise. If the holder does not have the requisite number of shares of common stock representing such gain, the holder must deliver to us (a) shares of our common stock owned by the holder indirectly through any entity controlled by the holder and (b) the dollar amount equal to such gain (less the value of shares delivered to us). The holder may transfer any shares of our common stock acquired upon the exercise of the Option, subject to our right of first refusal to purchase such shares. Our right of first refusal does not apply to transfers by the holder to certain members of his family. We have the right to purchase from the holder (and members of his family to whom the holder transferred shares of common stock) the shares of common stock acquired by the holder upon the exercise of the Option if (a) the holder or such family member dies or (b) the holder’s employment with us is terminated for cause (as defined in the Option). If we exercise this right, the purchase price for the shares would be the average closing price of our common stock for the five trading days preceding the date of the event triggering our call right.

The following sets forth certain summary information as of July 26, 2007, with respect to our non-stockholder approved equity compensation plans. Unless otherwise indicated below, (a) the price of each of the following options is equal to the market value of our common stock at the date of grant, (b) the options become exercisable as to 20% of the underlying shares after one year from the date of grant, 40% after two years, 70% after three years, and 100% after four years, and (c) each option expires ten years from the grant date, subject to vesting being accelerated by our board.

•
Effective December 1, 2002, we granted nonqualified options to purchase up to an aggregate 112,000 shares of common stock to former employees of two former subsidiaries. These options were part of the employees’ severance compensation arising from the sale of the former subsidiaries’ assets. Each recipient of a grant received options for the same number of shares and having the same exercise price as under the recipient’s vested incentive stock options which expired upon the sale. Each nonqualified option was exercisable as of the date of grant and has a term of ten years from the original date of grant. As of July 26, 2007, 3,000 shares are issuable and have an exercise price of $4.188 per share and expire April 22, 2008.

•
On November 7, 2002, we granted to one of our employees a nonqualified stock option to acquire 50,000 shares of common stock in consideration of services rendered to us. As of July 26, 2007, 10,000 shares are issuable at an exercise price of $2.62 per share.

•
On November 29, 2001, we granted to our employees nonqualified stock options to acquire 102,500 shares of common stock in consideration of services to us. As of July 26, 2007, 42,500 shares are issuable at an exercise price of $2.73 per share.

•
On July 20, 2000, we granted nonqualified options to one of our former employees to acquire 185,000 shares of common stock in consideration of services to us. The following are the exercise prices per share for the remaining 100,000 options as of July 26, 2007: 60,000 shares at $1.375 and 40,000 shares at $1.25. These options were for the same number of shares and the same exercise prices as under the stock options held by the former employee prior to leaving us. These options were fully vested at the date of grant and expire on July 20, 2009.

•
On July 8, 1999, in consideration of services to us, we granted nonqualified stock options to acquire 371,500 shares of common stock at an exercise price of $1.25 per share to Jack E. Golsen (176,500 shares), Barry H. Golsen (55,000 shares) and Steven J. Golsen (35,000 shares), David R. Goss (35,000 shares), Tony M. Shelby (35,000 shares), and David M. Shear (35,000 shares), and also granted to certain other employees nonqualified stock options to acquire a total of 145,000 shares of common stock at an exercise price of $1.25 per share in consideration of services to us. As of July 26, 2007, 477,500 shares are issuable under these options.

•
On April 22, 1998, we granted to certain employees and to each member of our board of directors who was not an officer or employee of us or our subsidiaries nonqualified stock options to acquire shares of common stock at an exercise price of $4.1875 per share in consideration of services to us. As of July 26, 2007, 58,000 shares are issuable under outstanding options under these agreements.

Registration rights

We entered into a Registration Rights Agreement, dated March 25, 2003, with Kent C. McCarthy, Jayhawk Capital Management Company, LLC, a Delaware limited liability company, Jayhawk Investments Company, L.P., a Delaware limited partnership, and Jayhawk Institutional (collectively, the “Jayhawk Group”). The agreement covers 1,248,500 shares of common stock owned the Jayhawk Group, 112,500 shares issuable upon the exercise of the Jayhawk Warrants, and 1,401,081 shares of common stock issuable to the Jayhawk Group upon conversion of 323,650 shares of our $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, owned by the Jayhawk Group. We are required to use our reasonable efforts to affect the registration of the securities upon the written request of the holders of at least 50% of such securities. We are not required to affect more than two registrations pursuant to such demand rights of the Jayhawk Group. In addition, the agreement entitles the Jayhawk Group to certain piggyback registration rights if, at any time, we propose to register any of our common stock, whether or not for our own account, subject to certain limitations. The Jayhawk Group did not exercise their rights to include such shares in the registration statement, of which this prospectus is a part. However, the Jayhawk Group has exercised its piggyback registration rights to include 450,000 shares of common stock owned by Jayhawk Institutional and 112,500 shares of common stock issuable to Jayhawk Institutional upon the exercise of warrants in the registration statement required to be filed by us in connection with the sale of our 5.5% debentures, as described below.

In connection with the sale of the $60 million aggregate principal amount of our 5.5% debentures, we entered into a Registration Rights Agreement, dated June 28, 2006, with the purchasers of the 5.5% debentures. The agreement requires us to file a registration statement with the SEC covering the 5.5% debentures, and the shares of common stock into which they are convertible, within 60 days of June 28, 2007, and to use commercially reasonable efforts to have the registration statement declared effective within 150 days of such date. The Company is also required to use its commercially reasonable efforts to keep the registration statement effective until July 1, 2010.

Certificate of incorporation, by-laws and Delaware law

Our certificate of incorporation provides for three classes of directors having staggered terms and, except in limited circumstances, a two-thirds vote of outstanding shares to approve a merger, consolidation, sale of all or substantially all of our assets, amend certain provisions of our certificate of incorporation or amend our bylaws. The term of office of each class is for three years. Under the Delaware General Corporation Law, if a board of directors is classified, a director on such a board may be removed by shareholders only for cause, unless the certificate of incorporation otherwise provides. Our certificate of incorporation does not provide otherwise. In this regard, our bylaws add a definition of “cause” for the purpose of removal of a director. “Cause” is defined to exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction or has been adjudged by a court of competent jurisdiction to be liable for intentional misconduct or knowing violation of law in the performance of such director’s duty to us and, in each case, only after such adjudication is no longer subject to direct appeal.

Pursuant to our certificate of incorporation, we also have authorized and unissued (including shares held in treasury) 55,150,405 shares of common stock and 4,036,120 shares of preferred stock as of July 26, 2007. These unissued shares could be used by our management to make it more difficult, and thereby discourage, an attempt to acquire control of us.

In addition, our bylaws provide a procedure for filling a vacancy on our board of directors resulting from a newly-created directorship, removal or resignation of a director. Pursuant to those procedures, such a vacancy shall be filled only by the affirmative vote of a majority of the directors then in office. Therefore, shareholders would not have the power to elect any director to fill such vacancy.

Further, our bylaws provide for certain procedures to be followed in order to obtain a consent of our shareholders in lieu of a meeting, the business that may be conducted at a meeting of our shareholders and who may be eligible for election as a director. Our bylaws further provide that they may only be amended by a vote of a majority of the directors then in office or by a vote of the holders of two-thirds of the issued and outstanding shares of our stock entitled to vote.

Delaware has adopted an anti-takeover law, which, among other things, will delay for three years business combinations with acquirers of 15% or more of the outstanding voting stock of certain publicly-held companies (such as us), unless (a) the acquirer owned at least 85% of the outstanding voting stock of such company prior to commencement of the transaction, or (b) two-thirds of the stockholders, other than the acquirer, vote to approve the business combination after approval thereof by the board of directors and (c) the shareholders decide to opt out of the statute.

As of July 26, 2007, the Golsen Group owned an aggregate of 3,447,423 shares of our common stock and 1,020,000 shares of our voting preferred stock (of which 1,000,000 shares have .875 votes per share, or 875,000 votes), which together represented approximately 20.9% of the voting power of our issued and outstanding voting securities as of that date. At such date, the Golsen Group also beneficially owned options, rights and other convertible preferred stock that allowed its members to acquire an additional 392,926 shares of our common stock within 60 days of July 26, 2007. If the Golsen Group were to acquire the additional 392,926 shares of common stock, the Golsen Group would, in the aggregate, beneficially own approximately 22.4% of the voting power of our issued and outstanding shares of our voting securities (common and preferred). Of such 392,926 shares that may be acquired by the Golsen Group, 99,926 shares are issuable upon conversion of the 23,083 shares of Series 2 Preferred held be members of the Golsen Group. The Series 2 Preferred is scheduled to be redeemed on August 27, 2007. If the Golsen Group elects to convert all shares its shares of Series 2 Preferred prior to the conversion, the Golsen Group would, in the aggregate, beneficially own 3,840,349 shares of common stock and approximately 21.6% of the voting power of our issued and outstanding shares of our voting securities (common and preferred), assuming that all holders of Series 2 Preferred convert the Series 2 Preferred and that we do not issue any other shares of common stock. Thus, the Golsen Group may be considered to effectively control us. See “Risk Factors.” See "Recent Developments."

The foregoing preferred share rights plan, the provisions of our certificate of incorporation and bylaws, the laws of Delaware, and the Golsen Group’s ownership of our voting capital stock could render more difficult or discourage a tender offer or proxy contest for control of us and could have the effect of making it more difficult to remove incumbent management in such situations.

Transfer agent and registrar

The transfer agent and registrar for our common stock is UMB Bank, n.a. Its address is P.O. Box 410064, Kansas City, Missouri 64141, and its telephone number is (800) 821-2171.

SELLING SECURITY HOLDERS

On March 14, 2006, we issued and sold to the Selling Security Holders listed in the following table a total of $18,000,000 aggregate principal amount of the 7% debentures, effective as of March 3, 2006, in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. All of the $18,000,000 principal amount of 7% debentures issued originally have been previously converted into 2,542,288 shares of common stock. The Selling Security Holders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of shares of our common stock issued upon conversion of the 7% debentures.

The 7% debentures and our shares of common stock to be issued upon conversion of the 7% debentures were registered under a registration statement filed pursuant to a registration rights agreement between us and the Selling Security Holders. In that agreement, we undertook to, subject to certain exceptions, to keep that registration statement effective for up to three years. The registration statement to which this prospectus relates is intended to satisfy our obligations under that agreement.

The Selling Security Holders named below represented to us that each was a qualified institutional buyer, and each has advised us that they currently intend to sell pursuant to this prospectus our shares of common stock set forth below. Additional Selling Security Holders may choose to sell our shares of common stock from time to time upon notice to us. None of the Selling Security Holders named below has, within the past three years, held any position or office with us or any of our predecessors or affiliates, or had any other material relationship with us or any of our predecessors or affiliates, except as noted below with respect to Jayhawk Institutional.

The following table sets forth information, as of July 26, 2007, with respect to the Selling Security Holders, the principal amounts of 7% debentures and common stock issuable upon conversion of the 7% debentures which are beneficially owned by each Selling Security Holder that may be resold pursuant to this prospectus. The information is based on information provided by or on behalf of the Selling Security Holders.

Jayhawk Institutional, a member of the Jayhawk Group, is named below as a Selling Security Holder. As of July 26, 2007, the Jayhawk Group beneficially owned 3,434,616 shares of our common stock, which includes 671,046 shares issuable upon conversion of the Series 2 Preferred held by the Jayhawk Group and the 112,500 shares issuable upon exercise of the warrants described herein, representing 16.6% of our then issued and outstanding common stock and 155,012 shares of our Series 2 Preferred, representing 80.2% of our then issued and outstanding Series 2 Preferred. As a holder of Series 2 Preferred, the Jayhawk Group participated in the nomination and election of two individuals to serve on our Board of Directors in accordance with the terms of the Series 2 Preferred. See “Description of Capital Stock—Preferred Stock and —Recent developments regarding Series 2 Preferred” and “Recent Developments.” The aggregate beneficial ownership of our securities held by the Jayhawk Group as of the date indicated below is set forth in the table below. See, “Certain Relationships and Related Transactions” for a description of certain transactions with the Jayhawk Group.

The Selling Security Holders may offer all, some or none of the common stock issued upon conversion of the 7% debentures. Because the Selling Security Holders may offer all or some portion of the common stock, we cannot estimate the amount of the common stock that will be held by the Selling Security Holders upon termination of any of these sales. In addition, the Selling Security Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their common stock issued upon conversion of the 7% debentures since the date on which they provided the information regarding their 7% debentures in transactions exempt from the registration requirements of the Securities Act.

Because each Selling Security Holder may sell pursuant to this prospectus all or a portion of common stock issued upon conversion of the 7% debentures, we cannot know or estimate the number or percentage of shares of common stock that the Selling Security Holder will hold upon the termination of this offering. Please refer to the “Plan of Distribution” beginning on page 27 of this prospectus. The information presented below assumes that all of the Selling Security Holders will sell all shares of our common stock that they received pursuant to the conversion of the 7% debentures.

Name of Selling Security Holder(6)	Amount of 7% debentures Beneficially Owned ($)	Percentage of 7% Debentures Beneficially Owned	Amount of 7% Debentures Offered	Shares of Common Stock Beneficially Owned	Shares of Common Stock Offered	Shares of Common Stock Owned After Offering
Alexandra Global Master Fund Ltd.(1)	0*	0%	0*	279,539	279,539(1)	0

Bancroft Fund Ltd.(2)	0*	0%	0*	150,000	150,000(2)	0

Context Advantage Master Fund, L.P.(3)	0*	0%	0*	305,625	305,625(3)	0

Ellsworth Fund Ltd.(2)	0*	0%	0*	150,000	150,000(2)	0

Highbridge International, LLC(4)	0*	0%	0*	706,250	706,250(4)	0

Jayhawk Institutional Partners, L.P. (Kent C. McCarthy)(5)	0*	0%	0*	3,434,616	141,040(5)	3,293,576(5)

*
An aggregate principal amount of $17,000,000 of the 7% debentures originally purchased by the Selling Security Holder were converted into shares of common stock prior to the date of this prospectus at the conversion rate of 141.25 shares of common stock per $1,000 principal amount of 7% debentures, representing a conversion price of $7.08 per share, and an aggregate principal amount of $1,000,000 of the 7% debentures originally purchased by Jayhawk Institutional were converted into shares of common stock prior to the date of this prospectus at the conversion rate of 141.04 shares of common stock per $1,000 principal amount of 7% debentures, representing a conversion price of $7.09 per share. In connection with each conversion of the 7% debentures, we paid cash in lieu of any fractional share. The Selling Security Holders no longer own any 7% debentures.

(1)
Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), as the investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands company (“Master Fund”), may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund and to share voting power over such shares of common stock. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”), as the managing members of Alexandra, may be deemed to share dispositive power over the shares of common stock beneficially owned by Master Fund and to share voting power over such shares of common stock. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock. This amount does not include 144,211 shares of common stock sold previously pursuant to our prior prospectus. The address of Master Fund is 767 Third Avenue, 39th Floor, New York, NY 10017.

(2)
Thomas H. Dinsmore has sole voting and dispositive power over the securities held by Bancroft Convertible Fund (“Bancroft”) and Ellsworth Fund Ltd. (“Ellsworth”). The amount shown does not include 54,812 shares of common stock sold previously by Bancroft and 54,812 shares of common stock sold previously by Ellsworth pursuant to our prior prospectus. The address of Bancroft and Ellsworth is 65 Madison Avenue, Morristown, New Jersey 07960.

(3)
Context Capital Management LLC, as investment advisor, has sole voting and dispositive power over the securities held by Context Advantage Fund Master, L.P. (“Context Master”). The amount shown does not include 400,625 shares of common stock sold previously by Context Master’s affiliates, Context Advantage Fund, Ltd. and Context Advantage Fund Offshore, Ltd., pursuant to our prior prospectus. The address of Context Master is 12626 High Bluff Drive, Suite 440, San Diego, California 92130.

(4)
Highbridge Capital Management, LLC (“Highbridge”), is the trading manager of Highbridge International LLC (“HIC”), and consequently has voting control and investment discretion over securities held by HIC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HIC. The address of HIC is 9 West 57th Street, New York, NY 10019.

(5)
Jayhawk Institutional Partners, L.P. (“Jayhawk Institutional”), Kent C. McCarthy, Jayhawk Capital Management Company, LLC (“Jayhawk Capital”), and Jayhawk Investments, L.P. (“Jayhawk Investments”) (collectively, the “Jayhawk Group”) as a group beneficially own 3,434,616 shares of our common stock, which includes 671,046 shares of common stock receivable upon conversion of 155,012 shares of Series 2 Preferred, and 112,500 shares of common stock that may be acquired upon exercise of warrants. The common stock beneficially owned by the Jayhawk Group includes (a) 2,327,788 shares of common stock that Jayhawk Institutional owns or has the right to acquire, including (i) 349,220 shares of common stock receivable upon the conversion of 80,670 shares of Series 2 Preferred, and (ii) 112,500 shares of common stock receivable upon the exercise of warrants, (b) 892,588 shares of common stock that Jayhawk Investments owns or has the right to acquire, including 321,826 shares of common stock receivable by Jayhawk Investments upon conversion of 74,342 shares of Series 2 Preferred, and (c) 214,240 shares Mr. McCarthy holds through a revocable trust. The 3,434,616 shares of common stock owned represents 16.6% of our issued and outstanding common stock, based on 19,849,595 shares outstanding on July 26, 2007 (excluding 3,448,518 shares held in treasury), calculated pursuant to Rule 13d-3 of the Securities Act of 1934, as amended. Jayhawk Capital, as the investment advisor and manager of Jayhawk Institutional and the investment advisor and general partner of Jayhawk Investments, is deemed to beneficially own the securities held by Jayhawk Institutional and Jayhawk Investments. Mr. McCarthy, as the manager and sole member of Jayhawk Capital, has sole voting and dispositive power over our securities held by Jayhawk Capital, Jayhawk Institutional and Jayhawk Investments. Mr. McCarthy disclaims beneficial ownership of all such shares other than his personal holdings. Mr. McCarthy’s address is 5410 West 61st Place, Suite 100, Mission, Kansas 66205. See "Recent Developments" and “Certain Relationships and Related Transactions” for a discussion of certain transactions with the Jayhawk Group, including the redemption of our Series 2 Preferred scheduled for August 27, 2007.

(6)
Technology Yield Fund was an original purchaser and Selling Security Holder with respect to $250,000 principal amount of 7% debentures. Prior to the date of the prospectus, Technology Yield Fund converted such 7% debentures into 35,313 shares of common stock and divested itself of such common stock. Accordingly, Technology Yield Fund is no longer a Selling Security Holder under this prospectus. James A. Bitzer, Michael I. Mahoney, and William E. Grayson, as the general partners of EGM Capital, LLC, the general partner of Technology Yield Fund (“Technology”), have shared voting and dispositive power over the securities held by Technology Yield Fund. The address of Technology Yield Fund is 2 Embarcadero Centre, Suite 1300, San Francisco, California 94111.

Information concerning other Selling Security Holders will be set forth in prospectus supplements or post-effective amendments from time to time, if required. Information concerning the Selling Security Holders may change from time to time and any changed information will be set forth in prospectus supplements or post-effective amendments if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

The securities to be offered and sold using this prospectus are being registered to permit secondary public trading of the securities by the Selling Security Holders. We will not receive any of the proceeds from the sale by the Selling Security Holders of the securities. The aggregate proceeds to the Selling Security Holders from the sale of the common stock will be the purchase price of the common stock less any discounts, concessions or commissions. Each Selling Security Holder reserves the right to accept and, together with its agents, to reject, any proposed purchases of common stock to be made directly or through agents.

The common stock issued upon conversion of the 7% debentures may be sold from time to time to purchasers directly by the Selling Security Holders and their successors, which includes their transferees, pledges or donees and their successors, or, alternatively, through underwriters, broker-dealers or agents. If the common stock issued upon conversion of the 7% debentures are sold through underwriters, broker-dealers or agents, the Selling Security Holders will be responsible for any discounts, concessions or commissions. These discounts, concessions or commissions may be greater than those customary in the types of transactions involved.

The common stock issued upon conversion of the 7% debentures may be sold or otherwise distributed in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sales or other distributions may be completed in transactions (which may involve block or cross transactions):

•	on any national securities exchange or quotation service on which the common stock issuable upon conversion of the 7% debentures are listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	through the writing of options (including the issuance by the Selling Security Holders of derivative securities);

•	through the settlement of short sales;

•	pursuant to Rule 144;

•	in a combination of any such methods of sale; or

•	in any other method permitted pursuant to applicable law.

In connection with sales of the common stock issued upon conversion of the 7% debentures, the Selling Security Holders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume;

•	sell the securities short;

•	loan or pledge the securities to broker-dealers or other financial institutions that in turn may sell the securities;

•
enter into option or other transactions with broker-dealers or other financial institutions that require the delivery by the Selling Security Holders of the common stock issued upon conversion of the 7% debentures, which the broker-dealer or other financial institution may resell pursuant to this prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

The Selling Security Holders and any underwriters, broker-dealers or agents who participate in the distribution of the common stock issued upon conversion of the 7% debentures may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the common stock issued upon conversion of the 7% debentures by Selling Security Holders and any discounts, concessions or commissions received by any such broker-dealers or agents may be deemed to be “underwriting discounts” within the meaning of the Securities Act. Selling security holders who are deemed to be underwriters might be subject to certain statutory liabilities under the Securities Act and the Securities Exchange Act. In addition, underwriters will be subject to prospectus delivery requirements of the Securities Act. Accordingly, each is deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act. For details about the number of shares of common stock beneficially owned and being offered by these Selling Security Holders, see the table under “Selling Security Holders” beginning on page 25.

Some of the Selling Security Holders own shares of our common stock. For information about these holdings, see the table under “Selling Security Holders” above.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the common stock into which the 7% debentures were converted. This discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury regulations, Internal Revenue Service (the “IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding common stock.

This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations and persons holding common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell common stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law or U.S. federal estate and gift tax law that may be applicable to the holders of the common stock into which the 7% debentures were be converted. In addition, this discussion is limited to holders of the common stock who will hold the common stock as a “capital asset” within the meaning of Section 1221 of the Code.

All prospective purchasers of the common stock are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the common stock in their particular situations.

As used herein, the term “Holder” means a beneficial holder of common stock that for United States federal income tax purposes is (a) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (b) a corporation formed under the laws of the United States or any political subdivision of the United States, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (d) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the common stock into which the 7% debentures were converted, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the common stock into which the 7% debentures were converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the common stock into which the 7% debentures were converted.

Dividends

Distributions, if any, paid on the common stock, to the extent made from our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be included in a Holder’s gross income as dividends taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) when received. In general, dividends paid to a non-corporate Holder in taxable years beginning before January 1, 2009 are taxable at a maximum rate of 15% provided that such holder (a) holds the shares for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and (b) meets other holding period requirements. To the extent, if any, that a Holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital, reducing the Holder’s basis in the shares of common stock. Any distributions in excess of the Holder’s basis in the shares of common stock generally will be treated as capital gains.

Sales of common stock

Gain or loss realized on the sale, exchange or other taxable disposition of common stock will equal the difference between (a) the amount realized on such sale, exchange or other taxable disposition and (b) the Holder’s adjusted tax basis in such common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder has held the common stock for more than one year. In general, the maximum U.S. federal income tax rate for non-

corporate taxpayers is currently 15% for long-term capital gain that is recognized before January 1, 2009 and 35% for short-term capital gain. For corporate taxpayers, both long-term and short-term capital gains are subject to a maximum tax rate of 35%. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to certain limitations.

Information reporting and backup withholding

A Holder of common stock may be subject to “backup withholding” at a rate currently of 28% with respect to certain “reportable payments,” including dividend payments and proceeds from the disposition of the common stock to or through a broker. These backup withholding rules apply if the Holder, among other things, (a) fails to furnish a social security number or other taxpayer identification number (TIN) certified under penalties of perjury within a reasonable time after the request therefor, (b) fails to report properly dividends, (c) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding or if (d) the IRS provides notification that the Holder has furnished us with an incorrect TIN. Any amount withheld from a payment to a Holder under the backup withholding rules is creditable against the Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

We will report to the Holders of common stock and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

The preceding discussion of certain U.S. federal income tax consequences is intended for general information only and does not constitute tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

Prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues in this confidential private prospectus is not intended or written to be relied upon, and cannot be relied upon for the purpose of avoiding penalties that may be imposed under the code; (b) such discussion is included in this confidential private prospectus in connection with the promotion or marketing (within the meaning of circular 230) of the sale of common stock; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

SECURITY OWNERSHIP

OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information as of July 26, 2007, regarding the ownership of our voting common stock and voting preferred stock by each person (including any “group” as used in Section 13(d)(3) of the Securities Act of 1934, as amended) that we know to be beneficial owner of more than 5% of our voting common stock and voting preferred stock. A person is deemed to be the beneficial owner of shares of the Company which he or she could acquire within 60 days of July 26, 2007.

Name and Address of Beneficial Owner	Title of Class	Amounts of Shares Beneficially owned (1)	Percent of Class+
Jack E. Golsen and certain members of his family (2)	Common Voting Preferred	4,757,015 1,020,000	(3) (4) (6) (10) (5) (6)	22.5% 99.9%

Kent C. McCarthy & affiliates (7)	Common	3,434,616	(8) (10)	16.6%

Paul J. Denby (9)	Common	1,029,850	(9)	5.2%

+
Because of the requirements of the SEC as to the method of determining the amount of shares an individual or entity may own beneficially, the amount shown for an individual may include shares also considered beneficially owned by others. Any shares of stock which a person does not own, but which he or she has the right to acquire within 60 days of

July 26, 2007 are deemed to be outstanding for the purpose of computing the percentage of outstanding stock of the class owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

(1)
We based the information with respect to beneficial ownership on information furnished by the above-named individuals or entities or contained in filings made with the Securities and Exchange Commission or the Company’s records.

(2)
Includes Jack E. Golsen (“J. Golsen”) and the following members of his family: wife, Sylvia H. Golsen; son, Barry H. Golsen (“B. Golsen”) (a director, Vice Chairman of the Board of Directors, and President of the Company and its Climate Control Business); son, Steven J. Golsen (“S. Golsen”) (executive officer of several subsidiaries of the Company), Golsen Family LLC (“LLC”) which is wholly-owned by J. Golsen (45.92% owner), Sylvia H. Golsen (45.92% owner), B. Golsen (2.72% owner), S. Golsen (2.72% owner), and Linda F. Rappaport (2.72% owner and daughter of J. Golsen (“L. Rappaport”)), and SBL Corporation (“SBL”) which is wholly-owned by the LLC (49% owner), B. Golsen (17% owner), S. Golsen (17% owner), and L. Rappaport (17% owner). J Golsen and Sylvia H. Golsen are the managers of the LLC and share voting and dispositive power over the shares beneficially owned by the LLC. J. Golsen as the sole director and officer of SBL shares the voting and dispositive power of the shares beneficially owned by SBL and its wholly owned subsidiary, Golsen Petroleum Corp (“GPC”). See “Description of Capital Stock—Recent developments regarding Series 2 Preferred.” The address of Jack E. Golsen, Sylvia H. Golsen, and Barry H. Golsen is 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107; and Steven J. Golsen’s address is 7300 SW 44th Street, Oklahoma City, Oklahoma 73179. SBL’s address is 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107

(3)
Includes (a) the following shares over which J. Golsen has the sole voting and dispositive power: (i) 4,000 shares that he has the right to acquire upon conversion of a promissory note, (ii) 30,000 shares owned of record by a trust, of which he is the sole trustee, and (iii) 176,500 shares that he has the right to acquire within the next 60 days under the Company’s stock option plans; (b) 867,276 shares owned of record by the LLC. and 133,333 shares that the LLC has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred owned of record by the LLC; (c) 311,639 shares over which B. Golsen has the sole voting and dispositive power, 533 shares owned of record by B. Golsen’s wife, over which he shares the voting and dispositive power, and 66,250 shares that he has the right to acquire within the next 60 days under the Company’s stock option plans; (d) 248,915 shares over which S. Golsen has the sole voting and dispositive power and 46,250 shares that he has the right to acquire within the next 60 days under the Company’s stock option plans; (e) 193,006 shares held in trust for the grandchildren and great grandchild of J. Golsen and Sylvia H. Golsen of which B. Golsen, S. Golsen and L. Rappaport jointly share voting and dispositive power; (f) 1,512,099 shares owned of record by SBL, 39,177 shares that SBL has the right to acquire upon conversion of 9,050 shares of the Company’s non-voting Series 2 Preferred, 400,000 shares that SBL has the right to acquire upon conversion of 12,000 shares of Series B Preferred owned of record by SBL, and 250,000 shares that SBL has to right to acquire upon conversion of 1,000,000 shares of the Series D Preferred owned of record by SBL and (g) 283,955 shares owned of record by GPC, which is a wholly-owned subsidiary of SBL, 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Series B Preferred owned of record by GPC and 60,749 shares that GPC has the right to acquire upon conversion of 14,033 shares of Series 2 Preferred owned of record by GPC. See “Certain Relationships and Related Transactions”, "Recent Developments" and “Description of Capital Stock—Recent developments regarding Series 2 Preferred.”

(4)
Does not include 173,880 shares of common stock owned of record by certain trusts for the benefit of B. Golsen and S. Golsen over which B. Golsen and S. Golsen have no voting or dispositive power. Heidi Brown Shear, our Vice President and Managing Counsel, the niece of J. Golsen, the wife of David M. Shear, our Senior Vice President and General Counsel, and daughter of Dr. Robert C. Brown, a director of our Company, is the Trustee of each of these trusts.

(5)
Includes: (a) 4,000 shares of Series B Preferred owned of record by the LLC.; (b) 12,000 shares of Series B Preferred owned of record by SBL; (c) 4,000 shares Series B Preferred owned of record by SBL’s wholly-owned subsidiary, GPC, over which SBL, J. Golsen, and B. Golsen share the voting and dispositive power and (d) 1,000,000 shares of Series D Preferred owned of record by SBL.

(6)
J. Golsen disclaims beneficial ownership of the shares that B. Golsen and S. Golsen each have the sole voting and investment power over as noted in footnote (3) above. B. Golsen and S. Golsen disclaim beneficial ownership of the shares that J. Golsen has the sole voting and investment power over as noted in footnotes (3) and (5) and the shares owned of record by Sylvia H. Golsen. Sylvia H. Golsen disclaims beneficial ownership of the shares that J. Golsen has the sole voting and dispositive power over as noted in footnotes (3) and (5) above.

(7)
Kent C. McCarthy, as the manager and sole member of Jayhawk Capital Management, L.L.C. (“Jayhawk Capital”), a Delaware limited liability company, and as Jayhawk Capital’s investment advisor, is deemed to beneficially own, and has sole voting and dispositive power over, the shares of our Series 2 Preferred and common stock beneficially owned by Jayhawk Capital, as well as the shares that Mr. McCarthy personally owns. Jayhawk Capital is deemed to have beneficial ownership of our Series 2 Preferred and common stock held in the portfolios of (a) Jayhawk Institutional Partners, L.P. (“Jayhawk Institutional”), a Delaware limited partnership, and (b) Jayhawk Investments, L.P. (“Jayhawk Investments”), a Delaware limited partnership. Jayhawk Capital is the general partner and manager of Jayhawk Institutional and Jayhawk Capital Investments and, as such, has sole voting and dispositive power over such shares. Mr. McCarthy disclaims beneficial ownership of all such shares other than his personal holdings. Mr. McCarthy’s address is 5410 West 61st Place, Suite 100, Mission, Kansas 66205.

(8)
Includes 214,240 shares of common stock that Mr. McCarthy holds through a revocable trust. The portfolio of Jayhawk Institutional includes 1,866,068 shares of common stock, 349,220 shares of common stock receivable upon the conversion of 80,670 shares of our Series 2 Preferred, and 112,500 shares of common stock that may be acquired upon exercise of warrants. The portfolio of Jayhawk Investments includes 570,762 shares of common stock and 321,826 shares of common stock receivable upon the conversion of 74,342 shares of our Series 2 Preferred. See “Description of Capital Stock—Recent developments regarding Series 2 Preferred” and “Recent Developments.”

(9)	Includes 53,400 shares held by Mr. Denby’s wife, with whom he shares voting and dispositive power over such shares of common stock. Mr. Denby’s address is 4613 Redwood Court, Irving, Texas 75038.

(10)
Our Series 2 Preferred is scheduled to be redeemed on the August 27, 2007, redemption date. In accordance with the terms of the Series 2 Preferred, holders of the Series 2 Preferred may convert each share of Series 2 Preferred into 4.329 shares of our common stock, which right to convert expires 10 days prior to the redemption date. We will not pay accrued and unpaid dividends on the shares of Series 2 Preferred converted into common stock. See, “Description of Capital Stock—Recent developments regarding Series 2 Preferred” and “Recent Developments.”

Security Ownership of Management

The following table sets forth certain information obtained from our directors and our directors and executive officers as a group as to their beneficial ownership of our voting common stock and voting preferred stock as of July 26, 2007. See “Recent Developments.”

Name of Beneficial Owner	Title of Class	Amount of Shares Beneficially Owned (1)	Percent of Class+
Raymond B. Ackerman	Common	21,000(2)	*

Robert C. Brown, M.D.	Common	127,516(3)	*

Charles A. Burtch	Common	15,000(4)	*

Grant J. Donovan (5)	Common	58,761(5)	*

N. Allen Ford (6)	Common	1,740(6)	*

Barry H. Golsen	Common	4,251,350(7)(17)	20.3%
	Voting Preferred	1,020,000(7)	99.9%

Jack E. Golsen	Common	3,890,422(8)(17)	18.5%
	Voting Preferred	1,020,000(8)	99.9%

David R. Goss	Common	251,594(9)	1.3%

Bernard G. Ille	Common	45,000(10)	*

Jim D. Jones	Common	174,352(11)	*

Donald W. Munson	Common	16,740(12)	*

Horace G. Rhodes	Common	20,000(13)	*

Name of Beneficial Owner	Title of Class	Amount of Shares Beneficially Owned (1)	Percent of Class+
David M. Shear	Common	150,756(14)	*

Tony M. Shelby	Common	305,110(15)	1.5%

John A. Shelley	Common	—	—

Directors and Executive Officers as a group number (15 persons)	Common	5,649,419(16)	26.1%
	Voting Preferred	1,020,000	99.9%

*	Less than 1%.

+	See footnote “+” to the table under “Security Ownership of Certain Beneficial Owners.”

(1)	We based the information, with respect to beneficial ownership, on information furnished by each director or officer, contained in filings made with the SEC, or contained in our records.

(2)
This amount includes the following shares over which Mr. Ackerman shares voting and dispositive power: (a) 2,000 shares held by Mr. Ackerman’s trust, and (b) 4,000 shares held by the trust of Mr. Ackerman’s wife. The remaining 15,000 shares of common stock included herein are shares that Mr. Ackerman may acquire pursuant to currently exercisable non-qualified stock options granted to him by the Company.

(3)
The amount shown includes 15,000 shares of common stock that Dr. Brown may acquire pursuant to currently exercisable non-qualified stock options granted to him by the Company. These shares are held in a joint account owned by a trust, of which Dr. Brown’s wife is the trustee, and by a trust, of which Dr. Brown is the trustee. The amount shown does not include shares owned directly, or through trusts, by the children of Dr. Brown and the son-in-law of Dr. Brown, David M. Shear, all of which Dr. Brown disclaims beneficial ownership.

(4)	Mr. Burtch has sole voting and dispositive power over these shares, which may be acquired by Mr. Burtch pursuant to currently exercisable non-qualified stock options granted to him by the Company.

(5)
The amount includes (a) 58,261 shares of common stock, which Mr. Donovan has the sole voting and dispositive power, and (b) 500 shares owned of record by Mr. Donovan’s wife, voting and dispositive power of which are shared by Mr. Donovan and his wife. See “Recent Developments.”

(6)	Mr. Ford and his wife share voting and dispositive power over these shares. See “Recent Developments.”

(7)	See footnotes (3), (4), (5), and (6) of the table under “Security Ownership of Certain Beneficial Owners” for a description of the amount and nature of the shares beneficially owned by B. Golsen.

(8)	See footnotes (3), (4), (5), and (6) of the table under “Security Ownership of Certain Beneficial Owners” for a description of the amount and nature of the shares beneficially owned by J. Golsen.

(9)
Mr. Goss has the sole voting and dispositive power over these shares, which include 600 shares held in a trust of which Mr. Goss is trustee and 115,000 shares that Mr. Goss has the right to acquire within 60 days pursuant to options granted under the Company’s stock option plans.

(10)
The amount includes (a) 25,000 shares of common stock, including 15,000 shares that Mr. Ille may purchase pursuant to currently exercisable non-qualified stock options, over which Mr. Ille has the sole voting and dispositive power, and (b) 20,000 shares owned of record by Mr. Ille’s wife, voting and dispositive power of which are shared by Mr. Ille and his wife.

(11)
Mr. Jones and his wife share voting and dispositive power over these shares which includes 115,000 shares that Mr. Jones has the right to acquire within 60 days pursuant to options granted under our stock option plans.

(12)	Mr. Munson has the sole voting and dispositive power over these shares, which 15,000 shares that Mr. Munson may purchase pursuant to currently exercisable non-qualified stock options.

(13)
Mr. Rhodes has sole voting and dispositive power over these shares, which include 15,000 shares that may be acquired by Mr. Rhodes pursuant to currently exercisable non-qualified stock options granted to him by the Company.

(14)
Includes 91,544 shares that Mr. Shear has the right to acquire within 60 days pursuant to options granted under the Company’s stock option plans and over which he has the sole voting and dispositive power and 59,212 shares in which his revocable trust shares voting and dispositive powers with his wife’s revocable trust. This amount does not include, and Mr. Shear disclaims beneficial ownership of, the shares beneficially owned by Mr. Shear’s wife, which consist of 22,760 shares that she has the right to acquire within 60 days pursuant to options granted under the Company’s stock option plans and 291,308 shares, the beneficial ownership of which is disclaimed by her, that are held by trusts of which she is the trustee.

(15)
Mr. Shelby has the sole voting and dispositive power over these shares, which include 115,000 shares that Mr. Shelby has the right to acquire within 60 days pursuant to options granted under the Company’s stock option plans.

(16)
The shares of common stock include 769,294 shares of common stock that executive officers and directors have the right to acquire within 60 days under our stock option plans and 1,020,592 shares of common stock that executive officers, directors, or entities controlled by our executive officers and directors, have the right to acquire within 60 days under other rights, warrants and convertible securities.

(17)	Of these shares of common stock, 1,000,102 shares have been pledged to two banks to secure loans made to certain members of the Golsen Group.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policy as to Related Party Transaction

Pursuant to the Audit Committee Charter, adopted in 2003, our Audit Committee is to review any Related Party transactions involving any of our directors and executive officers.

Jayhawk

During 2006, a member of the Jayhawk Group purchased $1.0 million principal amount of the 7% debentures. In April 2007, the Jayhawk Group converted all of such 7% debentures into 141,040 shares of our common stock, at the conversion rate of 141.04 shares per $1,000 principal amount of 7% debentures (representing a conversion price of $7.09 per share). In addition, we purchased $1.0 million principal amount of our 10 3/4% Senior Unsecured Notes held by Jayhawk. Jayhawk earned interest of $117,000 relating to these debt instruments in 2006. During the six months ended June 30, 2007, we paid the Jayhawk Group $70,000 of which $46,000 relates to interest earned on the 7% debentures and $24,000 relates to additional consideration paid to convert the 7% debentures. See “Registration Rights” and “Description of Capital Stock—Registration Rights.”

During November 2006, we entered into an agreement (the “Jayhawk Agreement”) with the Jayhawk Group. Under the Jayhawk Agreement, the Jayhawk Group agreed, if we made an exchange or tender offer for the Series 2 Preferred, to tender 180,450 shares of the 346,662 shares of Series 2 Preferred owned by the Jayhawk Group upon certain conditions being met. The Jayhawk Agreement further provided that the Golsen Group would exchange or tender 26,467 shares of Series 2 Preferred beneficially owned by them, as a condition to the Jayhawk Group’s tender of 180,450 of its shares of Series 2 Preferred. Pursuant to the Jayhawk Agreement and the terms of the exchange offer, during March 2007, the Jayhawk Group and members of the Golsen Group tendered 180,450 and 26,467 shares, respectively, of Series 2 Preferred for 1,335,330 and 195,855 shares, respectively, of our common stock in our tender offer and waived a total of approximately $4.96 million in accrued and unpaid dividends, with the Jayhawk Group waiving a total of $4.33 million and the GPC waiving a total of $0.63 million.

We received a letter dated May 23, 2007 from a law firm representing a stockholder of ours, demanding that we investigate potential short-swing profit liability under Section 16(b) of the Exchange Act of the Jayhawk Group. The stockholder alleges that the surrender by the Jayhawk Group of 180,450 shares of our Series 2 Preferred in our issuer exchange tender offer was a sale which is subject to Section 16 and matchable against prior purchases of Series 2 Preferred by the Jayhawk Group. The Jayhawk Group has advised us that they do not believe that they are liable for short swing profits under Section 16(b). The provisions of Section 16(b) provide that if we do not file a lawsuit against the Jayhawk Group in connection with these Section 16(b) allegations within 60 days from the date of the stockholder’s notice to us, then the stockholder may pursue a Section 16(b) short swing profit claim on our behalf. We have engaged our outside corporate/securities counsel to investigate this matter, but as of the date of this prospectus, we have not filed a Section 16(b) lawsuit against the Jayhawk Group. As a result, the stockholder is entitled to initiate such lawsuit on our behalf.

As of July 26, 2007, the Jayhawk Group held 155,012 shares of Series 2 Preferred. The redemption of all of our outstanding Series 2 Preferred date is scheduled for August 27, 2007. The redemption price is $50.00 per share of Series 2 Preferred, plus $26.25 per share in accrued and unpaid dividends pro-rata to the date of redemption. The holders of shares of Series 2 Preferred have the right to convert each share into 4.329 shares of our common stock, which right to convert terminates 10 days prior to the redemption date. Holders electing to convert shares of Series 2 Preferred are not entitled to any accrued and unpaid dividends as to the shares of Series 2 Preferred converted. If the Jayhawk Group elects to convert the 155,012 shares of Series 2 Preferred held by it as of July 26, 2007, then the Jayhawk Group would be issued 671,046 shares of our common stock. If the Jayhawk Group elects to redeem, rather than convert, all such shares, the Jayhawk Group would received the cash redemption amount of approximately $11.8 million. Assuming all of the outstanding shares of Series 2 Preferred are converted and not redeemed and no other shares of our common stock are issued, other than as a result of conversion of the outstanding Series 2 Preferred, the Jayhawk Group would beneficially own 16.6% of our outstanding shares of common stock. See "Recent Developments" and “Description of Capital Stock—Preferred Stock.”

The Company has been advised by the Jayhawk Group, that if we redeem the Series 2 Preferred, and in connection with the redemption the Jayhawk Group converts its holdings of Series 2 Preferred, the Jayhawk Group may bring legal proceedings against us for all accrued and unpaid dividends on the Series 2 Preferred that the Jayhawk Group converts after receiving a notice of redemption. As of the date of this report, there was approximately $4.0 million of accrued and unpaid dividends on the Series 2 Preferred held by the Jayhawk Group. The Jayhawk Group has advised us that it has elected to convert its shares of Series 2 Preferred.

As a holder of Series 2 Preferred, the Jayhawk Group participated in the nomination and election of two individuals to serve on our Board of Directors in accordance with the terms of the Series 2 Preferred. Upon completion of the redemption of the Series 2 Preferred, the two independent directors elected by the holders of our Series 2 Preferred will no longer serve as directors on our board of directors. See “Board Independence,” “Description of Capital Stock—Recent developments regarding Series 2 Preferred” and “Recent Developments.”

Golsen Group

In connection with the completion of our March 2007 tender offer for our outstanding shares of our Series 2 Preferred, members of the Golsen Group (a) tendered 26,467 shares of Series 2 Preferred in exchange for our issuance to them of 195,855 shares of our common stock and (b) waived approximately $0.63 million in accrued and unpaid dividends on the shares of Series 2 Preferred tendered. Such tender by the Golsen Group was a condition to Jayhawk’s Agreement to tender shares of Series 2 Preferred in the tender offer. See, “- Jayhawk.”

As of July 26, 2007, the Golsen Group held 23,083 shares of Series 2 Preferred. The redemption of all of our outstanding Series 2 Preferred date is scheduled for August 27, 2007. The redemption price is $50.00 per share of Series 2 Preferred, plus $26.25 per share in accrued and unpaid dividends pro-rata to the date of redemption. The holders of shares of Series 2 Preferred have the right to convert each share into 4.329 shares of our common stock, which right to convert terminates 10 days prior to the redemption date. Holders electing to convert shares of Series 2 Preferred are not be entitled to any accrued and unpaid dividends as to the shares of Series 2 Preferred converted. If the Golsen Group elects to convert the 23,083 share of Series 2 Preferred held by it as of July 26, 2007, then the Golsen Group would be issued 99,926 shares of our common stock. If the Golsen Group elects to redeem, rather than convert, all such shares, the Golsen Group would receive the cash redemption amount of approximately $1.76 million. See "Recent Developments."

Except as provided herein with respect to Series 2 Preferred that is converted prior to its redemption, we intend to pay the accrued and unpaid dividends on our outstanding preferred stock utilizing a portion of the net proceeds of our June 2007 sale of the 5.5% debentures, including approximately $2.1 million of accrued and unpaid dividends on our Series B Preferred and our Series D Preferred, all of the outstanding shares of which are owned by the Golsen Group. See "Recent Developments" and “Dividend Policy.”

A subsidiary within our climate control business remodeled their offices, including the replacement of carpet and flooring throughout the office area. In connection with the remodeling, the subsidiary made payments for the purchase of carpeting totaling $69,000 and $12,500 during 2006 and the first six months of 2007, respectively, to Designer Rugs, a company owned by Linda Golsen Rappaport, the daughter of Jack E. Golsen, our Chairman and Chief Executive Officer, and sister of Barry H. Golsen, our President.

Former Significant Shareholders

In October 2006, we issued 773,655 shares of our common stock to certain holders of our Series 2 Preferred in exchange for 104,548 shares of Series 2 Preferred. The shares of common stock issued included 303,400 and 262,167 shares issued for exchange for 41,000 and 35,428 shares of Series 2 Preferred stock to Paul J. Denby and James W. Sight (the “Former Significant Shareholders”), respectively, or to entities controlled by the Former Significant Shareholders. In connection with such exchange, the Former Significant Shareholders waived a total of approximately $1.78 million in accrued and unpaid dividends. Each of the Former Significant Shareholders, either individually or together with entities controlled by them, beneficially owned more than 5% of our issued and outstanding stock as of January 1, 2006. We have been advised that, as of August 21, 2007, neither of the Former Significant Shareholders owned more than 5% of our issued and outstanding stock.

Cash Dividends

During 2006, we paid nominal cash dividends to holders of certain series of our preferred stock. These dividend payments included $91,000 and $133,000 to the Golsen Group and the Jayhawk Group, respectively. See "Recent Developments." Additionally, the dividend payments included $23,000 collectively to the Significant Shareholders.

Northwest

Northwest Internal Medicine Associates (“Northwest”), a division of Plaza Medical Group, P.C., has an agreement with the Company to perform medical examinations of the management and supervisory personnel of the Company and its subsidiaries. Under such agreement, Northwest is paid $2,000 a month to perform all such examinations. Dr. Robert C. Brown (a director of the Company) is Vice President and Treasurer of Plaza Medical Group, P.C.

Quail Creek Bank

Bernard Ille, a member of our board of directors, is a director of Quail Creek Bank, N.A. (the “Bank”). The Bank is a lender to one of our subsidiaries. During 2006, the subsidiary made interest and principal payments on outstanding debt owed to the Bank in the amount of $.3 million and $1.6 million, respectively. During the six months ended June 30, 2007, the subsidiary made interest and principal payments on outstanding debt owed to the Bank in the amount of $.1 million and $3.3 million, respectively. At December 31, 2006, the subsidiary’s loan payable to the Bank was approximately $3.3 million, (none at June 30, 2007) with an annual interest rate of 8.25%. The loan was secured by certain of the subsidiary’s property, plant and equipment. This loan was paid in full in June 2007.

BOARD INDEPENDENCE

The Board of Directors has determined that each of Messrs. Ackerman, Burtch, Donovan, Ford, Ille, Munson and Rhodes is an “independent director” in accordance with the current listing standards of the AMEX. In connection with the Board’s determination that John A. Shelley is not independent, the Board considered that the Bank of Union, of which Mr. Shelley is President and Chief Executive Officer, has substantial outstanding loans to the Golsen Group, which are secured in part by shares of our common stock beneficially owned by certain members of the Golsen Group.

Our common stock is traded on the AMEX, which requires that at least a majority of the directors on the board of directors of listed companies be independent, as defined by its rules. The holders of our Series 2 Preferred are entitled to elect two directors whenever dividends on the Series 2 Preferred are in arrears and unpaid in an amount equal to at least six quarterly dividends for periods during which at least 140,000 shares of the Series 2 Preferred are issued and outstanding. Two of our independent directors were elected by the holders of our Series 2 Preferred. We have issued a notice of redemption of our Series 2 Preferred, with a scheduled redemption date of August 27, 2007. Following such redemption, the directors elected by the holders of the Series 2 Preferred will no longer serve on our board. On August 16, 2007 our Board of Directors appointed two additional independent directors to our Board, Mr. Robert A. Butkin and Mr. Ronald V. Perry, each of whom the Board determined to be “independent,” as defined by the AMEX rules. As a result, our Board will continue to have a majority of independent directors following the termination of the directors appointed by the Series 2 Preferred. See, “Description of Capital Stock—Recent developments regarding Series 2 Preferred” and “Recent Developments.”

Disclosure of Commission Position in Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

LEGAL MATTERS

Selected legal matters in connection with the common stock being offered by this prospectus are being passed upon for us by Conner & Winters, LLP, Oklahoma City, Oklahoma.

EXPERTS

The consolidated balance sheets of LSB Industries, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 appearing in LSB Industries, Inc.’s Amendment No. 1 to Form 10-K/A for the period ended December 31, 2006 (including all schedules appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance on their report and on their authority as experts in accounting and auditing.